

06030305

BEST AVAILABLE COPY

# FORM 6-K




Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

P.E
4-3-06

For the month of April 2006

# FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

## Mexican Economic Development, Inc.

(Translation of Registrant's name into English)

PROCESSED
APR 2 4 2006
THOMSON
FINANCIAL

**General Anaya No. 601 Pte.**
**Colonia Bella Vista**
**Monterrey, Nuevo León 64410**
**México**

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _x_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

# Setting New








FEMSA

2005 Annual Report

## Total Revenues
*millions of 2005 pesos*




## Operating Income
*millions of 2005 pesos*




## ROIC*




*Based on EVA® methodology as per Stern, Stewart & Co. and using figures adjusted for inflation from each of the countries where we operate.

## Total Assets
*millions of 2005 pesos*



## INTRODUCTION

IN EVERY GAME THERE IS AN INNOVATOR, A LEADER WHOSE VISION, STYLE, AND SKILL CHANGE THE WAY THE GAME IS PLAYED.

IN THE BEVERAGE INDUSTRY, THAT PLAYER IS FEMSA. POWERED BY A PORTFOLIO OF 80 DIFFERENTIATED BEER AND SOFT-DRINK BRANDS, A CONSUMER-FOCUSED BUSINESS STRATEGY, AND MARKETS POISED FOR CONTINUED PROFITABLE GROWTH, FEMSA IS REDEFINING THE WAY BEVERAGE COMPANIES DO BUSINESS IN LATIN AMERICA.

AT FEMSA WE ANTICIPATE, SPEARHEAD, AND OFTEN CREATE MARKET TRENDS. IN THE PROCESS, WE WORK TO BECOME AN INTEGRAL PART OF OUR CONSUMERS' LIFESTYLES BY DELIVERING THE RIGHT PRODUCT, IN THE RIGHT PACKAGE, AT THE RIGHT PRICE, AT THE RIGHT TIME—EVERY TIME.

THIS ABILITY TO STAY ONE STEP AHEAD OF THE GAME—WHETHER STRATEGIC MARKET EXECUTION, BRAND MANAGEMENT, OR BUSINESS INTEGRATION—ENABLES FEMSA TO EXCEL IN EVEN THE MOST COMPLEX ENVIRONMENTS. THE RESULT IS SUSTAINABLE, PROFITABLE GROWTH FOR ALL OF OUR STAKEHOLDERS.

Dear Shareholder:

This year we took advantage of our position as one of the world's leading integrated beverage companies to extend our track record of profitable growth. We also leveraged our strengths to spur significant changes in the way the game is played within our industry, raising the bar in terms of strategic market execution, brand management, and business integration. Over the last decade, we have grown our total revenue, operating income, and operating cash flow (EBITDA) in dollar terms at compounded annual rates of 15.0%, 20.8%, and 19.5%, respectively.

For 2005, our total revenue grew to Ps. 105.582 billion (US$9.935 billion), an increase of 9.0% year over year. Our operating income rose to Ps. 15.587 billion (US$1.467 billion), up 9.5%. Our net income totaled Ps. 8.158 billion (US$768 million), resulting in earnings per share of Ps. 0.93. Our return on invested capital was 9.9%

Our strong performance this year—and over the last 10 years—exemplifies the advantages of our integrated beverage strategy. Our results also reinforce our focus on continuously improving our operations, while furthering our vision of responsible leadership for the Latin American beverage industry.

At FEMSA, our profitable growth is guided by our time-tested values. Key among them is our utmost respect for human dignity, our passion for service, quality and innovation, and our honesty, integrity and austerity.

In 2005 FEMSA Cerveza improved its return on invested capital, generating economic value by leveraging the capabilities of our consumer-focused business model. Through our differentiated brand management and segmented market execution, FEMSA Cerveza was able to grow our domestic beer volume 4.9% to 24.580 million hectoliters and increase our operating income 9.2% to Ps. 5.353 billion. Once again, our flagship *Tecate* and *Sol* brand families drove our top-line growth in Mexico. According to our estimates, they were the two fastest-growing established brand families in the Mexican beer industry and contributed more than 80% of the growth of our brands for 2005.

On the operations front, we increased Cerveza's malting capacity by 16% to 154,000 tons per year with the opening of our new malt-production facility in Puebla, Mexico. Covering an area of 18,000 square meters, this facility is one of the largest and most technologically advanced in

the world. It will support more than 12,000 Mexican farmers and their families through its annual consumption of 250,000 tons of barley.

Identifying Brazil as a key regional beverage market, on January 16, 2006, we announced FEMSA Cerveza's acquisition of a controlling stake in Cervejarias Kaiser—a significant player in Brazil's dynamic beer market. We will leverage the experience of Coca-Cola FEMSA in turning around its São Paulo operations, as well as the skills that we have gained as a successful competitor in the Mexican beer industry, to turn Kaiser into a meaningful part of our profitable growth going forward.

In the United States, we are already realizing the benefits of our commercial agreement with Heineken in the country's growing market for imported beers. In 2005 FEMSA Cerveza's export volume rose 8.8%, fueled largely by double-digit volume growth in the eastern United States. During the year, we increased the overall availability of our core *Tecate* and *Dos Equis* brands and improved our performance across the United States.

We also entered into promising new relationships to foster our brands' growth in the United Kingdom and Canada. In October 2005, we embarked on a new sales, marketing, and distribution agreement with Molson Coors to serve the UK—our second most important export market after the United States. In September 2005, we executed a national sales, marketing, and distribution agreement with Sleeman Breweries, a leading nationwide premium Canadian brewer. Effective January 1, 2006, this agreement offers significant growth opportunities for our *Sol* and *Dos Equis* brands across the Canadian market.

Coca-Cola FEMSA continued to consolidate its position as Latin America's bottling leader. Our overall performance benefited from our shared knowledge and best practices, the development and execution of our multi-segmentation model, and our optimization of the value chain.

Our Mexican and Brazilian operations accounted for the bulk of our top- and bottom-line growth for the year. The strength of brand *Coca-Cola* and our more sophisticated multi-segmentation strategy fostered year-over-year growth in Mexico, our largest franchise territory. And our new business model—including our redesigned go-to-market strategy, reintroduction of returnable packages, and better coordination with the Coca-Cola bottling system—fueled our double-digit top- and bottom-line growth in Brazil. With the right model in place, our people have transformed Brazil into one of the brightest spots in our market portfolio.



Additionally, we have built a solid foundation for growth in Colombia over the past three years. In year one, we streamlined and strengthened our operating system. In year two, we revitalized our core *Coca-Cola* brand. And in year three, we strengthened our position in the flavored carbonated soft-drink category, with our nationwide launch of *Crush* multi-flavors at the beginning of 2005. As a result, our Colombian bottling operation posted strong volume growth of 7.5% for the year, including 33.2% growth from our flavored carbonated soft-drink portfolio.

Finally, our retail operations—particularly our OXXO signature convenience-store chain—continued their impressive track record of profitable growth, while undertaking a sophisticated technological conversion. For 2005, OXXO again produced double-digit revenue and EBITDA growth. In addition to opening 675 new OXXO stores—eclipsing the 4,000 store mark—we saw 8.7% improvement in our same-store sales.

OXXO is increasingly a part of our customers' lifestyle, given the rapid growth of our store base that allows us to be near the consumer, as well as the value and convenience proposition that we offer at all our locations.

On top of our growing recognition and importance among consumers, OXXO plays an increasingly important role in our company's integrated growth and development. As the fastest-growing seller of beer and soft drinks in Mexico—32% of our stores' sales flow from beverages—OXXO offers a compelling channel for FEMSA's beer and beverage businesses. It also provides our soft-drink and beer marketers with invaluable commercial intelligence and an important platform to test and track new products and presentations.

---

**José Antonio Fernández Carbajal**
*Chairman of the Board and Chief Executive Officer*

Across our organization, we remain committed to the highest standards of corporate governance and transparency. Our willingness and ability to align our business with new and emerging best practices—such as the U.S. Sarbanes-Oxley Act—not only underscores our company's agility, but also demonstrates our cultural discipline and integrity.

We continue to invest in the competencies of our most valuable resource, our people. Whether our industry-changing initiatives flow from the top down or bubble from the bottom up—our company is committed to sharing our experiences, skills, and best practices across our organization.

Finally, I would like to touch on our increased dialogue with the investment community. In conjunction with our successful US$700 million equity offering, my team and I had the opportunity to visit with many of you in May to discuss our strategy, our performance, and our prospects for growth. Consequently, we not only strengthened our balance sheet—and expanded our investor base—but also provided you with a clearer picture of where our company is going. Moving forward, we will work to foster this dialogue and deliver on your expectations.

On behalf of the more than 90,000 men and women across FEMSA, I thank you for your continued support. We greatly value the trust you place in our ability to create value for you, and we are proud of our capacity to deliver on our commitments to you. We welcome the opportunity to continue producing sustainable and profitable growth for you now and into the future.



JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

*Chairman of the Board and Chief Executive Officer*




# The Game Is Changing

# New Trends Are Developing



With its powerful portfolio of brands, FEMSA offers the right product in the right package at the right price and at the right time – every time.








# New Lifestyles Are Emerging

Perched at the intersection of Mexico's development, we opened a new OXXO store every 13 hours in 2005.





# New Opportunities Are Calling



Anticipating and creating memorable consumer experiences is what we do—through our people, our system, and our product portfolio.




# FEMSA Is at the Forefront of It All

Our game-changing strategies are improving our people's quality of life, changing the way our industry does business, and creating value for all of our stakeholders.



Our focus on innovation is a part of our company-wide commitment to creating economic and social value for all of our stakeholders. Fueled by the dedication of our 90,000 employees, this unwavering commitment also emphasizes our passion for service, intense customer focus, quality and productivity, respect for human dignity, and cultivation of excellence at every level of our operations.

Our philosophy enables us to transcend our economic goals and create value for our communities, enrich our society, protect our environment, and promote respect for our cultural differences.

In short, our aim is to act as a positive agent of change in the markets we serve—partnering with civic organizations, educational institutions, and government officials to generate economic and social value. It's been this way since our beginning in 1890, and this will never change...

## How Do We Do It?



# Building on Proven Results

FINANCIAL HIGHLIGHTS

| *Millions of 2005 Pesos* | ***US$ in millions*** **2005**(1) | **2005** | 2004 | % Change | 2003 | % Change |
|---|---|---|---|---|---|---|
| Total revenues | **$ 9,935** | **Ps. 105,582** | Ps. 96,833 | 9.0 | Ps. 82,496 | 17.4 |
| Income from operations | **1,467** | **15,587** | 14,236 | 9.5 | 13,073 | 8.9 |
| Net income | **768** | **8,158** | 9,558 | (14.6) | 5,067 | 88.6 |
| Net majority income | **522** | **5,549** | 6,027 | (7.9) | 3,408 | 76.8 |
| Net minority income | **246** | **2,609** | 3,531 | (26.1) | 1,659 | 112.8 |
| Total assets | **11,856** | **125,998** | 125,075 | 0.7 | 115,692 | 8.1 |
| Total liabilities | **5,533** | **58,806** | 71,197 | (17.4) | 65,319 | 9.0 |
| Stockholders' equity | **6,323** | **67,192** | 53,878 | 24.7 | 50,373 | 7.0 |
| Capital expenditures | **627** | **6,663** | 7,147 | (6.8) | 7,389 | (3.3) |
| Book value per share(2) | **0.75** | **8.02** | 6.92 | 15.9 | 5.88 | 17.7 |
| Net income per share(2) | **0.09** | **0.93** | 1.14 | (18.4) | 0.64 | 78.1 |
| Personnel | | **90,731** | 88,214 | 2.9 | 86,136 | 2.4 |

*(1) Exchange rate of 10.6275 pesos per U.S. dollar as of December 31, 2005.*
*(2) Data in Mexican pesos, based on outstanding shares of 5,297,310,450 for 2003 and 2004, and 5,963,710,450 for 2005.*

TOTAL ASSETS
*millions of 2005 pesos*
*Ps. 125,998*



53.3 %
35.5 %
7.7 %
3.5 %

TOTAL REVENUES
*millions of 2005 pesos*
*Ps. 105,582*



47.0 %
26.0 %
27.0 %

INCOME FROM OPERATIONS
*millions of 2005 pesos*
*Ps. 15,587*



55.7 %
34.3 %
8.1 %
1.9 %

*Coca-Cola FEMSA* ■ *FEMSA Cerveza* ▨ *FEMSA Comercio* ▨ *Other Businesses* ▨

## FEMSA'S EBITDA*

*US$ in millions*




*EBITDA equals Operating Income plus Depreciation and Amortization of other non-cash items.

**Compound Annual Growth Rate.



# Dynamic Marketplace Execution

COCA-COLA FEMSA

*From Buenos Aires to Bogota and from São Paulo to Mexico City, we are changing the way business is done in the markets we serve.*

Over the past three years, we have faced a number of challenges, from the consolidation of eight new franchise territories to a more complex and competitive marketplace environment. Despite these hurdles, we have continued to deliver strong results—tailoring our portfolio of products and packages and adapting our business processes to meet these challenges and satisfy the thirst of the more than 181 million consumers we serve.

## THE RIGHT PORTFOLIO OF PRODUCTS AND PRESENTATIONS

We have designed and deployed a sophisticated packaging and product portfolio that addresses local market dynamics and spurs consumer demand. To support the growth of our core *Coca-Cola* brand, we have developed a wider, more segmented portfolio of more than 13 different presentations at multiple price points in Mexico. Additionally, we have built a more segmented portfolio of flavored carbonated soft drinks to manage Mexico's more challenging competitive landscape. To strengthen our position in the premium soft-drink segment, we have introduced light versions of our *Fanta, Fresca, Lift, Nestea,* and *Sprite* brands through our *Spacio Leve* commercial strategy. We also have launched a new line of non-carbonated beverages, including *Ciel Aquarius*, a zero-calorie, flavored water brand, and *Minute Maid*, a juice-based product in different explosive flavors. With this extended beverage platform in place, we are well-positioned for top- and bottom-line growth in this dynamic soft-drink market.

Likewise, we have built a new flavored soft-drink portfolio in Colombia. With our nationwide launch of *Crush* multi-flavors at the beginning of 2005, we have leveraged our redesigned go-to-market process to strengthen our competitive position and reinvigorate demand in this vibrant soft-drink segment.

# 1.5 million

## AN INTEGRATED SYSTEM

We serve more than 64 beverage brands through a network of over 1.5 million points of sale across nine countries in Latin America.



Marca Registrada







*One unit case equals 24 8-ounce bottles.

THE RIGHT PROCESSES AND PRACTICES

Our multi-segmentation strategy has laid the foundation for our profitable, sustainable growth across our market territories. With the right business model in place, our people have turned around the performance of our Brazilian operation and transformed it into one of the brightest spots in Coca-Cola FEMSA's market portfolio. The operation's improved segmentation and execution at the point of sale, expanded distribution network—including traditional mom-and-pop retailers and on-premise outlets—and capacity to control transshipments have enabled us to deliver double-digit top- and bottom-line growth year over year.

Moreover, in Mexico, our more sophisticated multi-segmentation strategy represents a major leap forward in our revenue-management strategy. Its design is based on distinct market clusters—categorized by competitive intensity and socio-economic levels—rather than just the types of distribution channels. With our implementation of this more dynamic model, we should see even greater growth and profitability from one of the world's largest soft-drink markets.

THE RIGHT PEOPLE TO DRIVE OUR GROWTH

Our people are ultimately responsible for the success of our business model. Accordingly, we continually prepare, train, and empower them to meet the challenges of an evolving industry and marketplace environment. Through our training-cells program, we exchange our best people among our multinational operations to enable them to learn by doing. For example, when we entered the Brazilian market, our pre-sale conversion rate was 50%; today our pre-sale conversion rate is almost 90%, or roughly nine in 10 sales visits. In total, we devote 350,752 hours a year to our management training and cross-fertilization programs—the efficacy of which is directly reflected in our positive results.




A TURNAROUND STORY

Our business model is changing the way the game is played in Brazil. Year over year our sales and EBITDA are up 12.3% and 72.3%, respectively.



*Over the past three years, our people have spearheaded a corporate evolution—transforming Coca-Cola FEMSA from a leader in Mexico to the second-largest Coca-Cola bottler in the world, with volumes of 1,890 million unit cases in 2005.*



# Consumer-Focused Business Model

FEMSA CERVEZA

*Our dynamic, consumer-focused business model enables us to identify and spearhead favorable trends and dynamics within our industry.*

We continued to deliver solid top- and bottom-line growth in an environment marked by moderate economic growth in Mexico, no consumption growth in the U.S. beer industry, and increased prices for key inputs such as energy, aluminum, and steel. In 2005 we grew our total beer sales 6.9% to Ps. 27.573 billion and improved our operating income 9.2% to Ps. 5.353 billion. We simultaneously improved our brands' health, our operating productivity, and our workplace safety.

## DIFFERENTIATED, SEGMENTED, AND DYNAMIC MODEL

Our positive results underscore our capacity to execute a differentiated and segmented business model in a dynamic way—providing consumers with the right brand, in the right package, at the right price for every occasion in their lives. On top of our unprecedented number of new products and presentations—we launched close to 200 new SKU's on a product-market basis for specific segments—our targeted launch of *Sol Brava* and our rollout and expansion of *Tecate Light*'s new glass presentations exemplify our ability to align our flagship brands' attributes with promising market trends, segments, and channels.

In 2005 we launched our upsized 40-ounce returnable presentation of *Sol Brava*, a rich, full-bodied extension of our flagship *Sol* brand, in Mexico's 16 central states. Thanks to our extensive channel coverage, *Sol Brava* contributed 55% of the *Sol* brand family's incremental volume growth and helped make the *Sol* family the second fastest-growing established brand in Mexico for 2005—just behind our *Tecate* brand family.

*Tecate Light* continued its stellar performance in 2005, contributing more of the *Tecate* brand family's incremental volume growth and enabling the *Tecate* family to become the fastest-growing established brand in Mexico for the year. During 2005, we capitalized on the dynamic growth of *Tecate Light*, as well as domestic consumers' evolving practices and preferences, to rollout and expand our packaging to a full line of returnable glass presentations. As Mexico's first and only light beer sold in glass bottles, *Tecate Light*'s expanded bottle lineup contributed almost a quarter of its incremental volume growth for 2005.



## Total Volume
*thousands of hectoliters**




*One hectoliter equals 100 liters or 26.4 gallons.

## Operating Income
*millions of 2005 pesos*





#1

POWERFUL BRAND PORTFOLIO

Our differentiated portfolio of 16 high-quality beer brands underpins our continuing success. *Tecate* and *Sol* are the first and second fastest-growing brands in the Mexican beer industry. Produced in Brazil too, *Sol* also holds a leading position in São Paulo's super-premium imported segment.

Currently, we are developing the competencies to extend our edge in the industry. Through our ongoing knowledge-sharing initiatives—including our regular conferences, training cells, and employee rotations—we are continually improving our people's core competencies, so they can better execute the platform that we have put in place.

SKILLS TO PURSUE KEY MARKETS

If there is a regional beverage market that rivals Mexico's potential growth and profitability, it is Brazil. Since Coca-Cola FEMSA's acquisition of Panamco in 2003, we have gained considerable experience and commercial intelligence in the Brazilian beverage market. Consequently, it has quickly become evident that Brazil should play a more meaningful long-term role in FEMSA's overall regional beverage strategy. Hence, on January 16, 2006, we announced our acquisition of a 68% stake in Cervejarias Kaiser from the Molson Coors Brewing Company. This transaction not only offers us the opportunity to participate in the growing profitability of the Brazilian beer market, but also the considerable challenge of improving a business that is currently performing well below its potential. To take advantage of this concurrent challenge and opportunity, we will leverage our many years of experience as a successful competitor in the Mexican beverage industry.

In the United States, we have already started to see the benefits of our sole distributorship agreement with Heineken USA. For 2005, we grew our export sales volume to the United States by more than 8%, we increased the overall availability of our brands, and we improved our performance across the country, with accelerated growth in the eastern United States.



*Whether a day at the beach or a night at the club, our aim is to satisfy consumers' tastes with the right brand, in the right package, at the right price for every occasion.*



In Mexico, *Coors Light* has helped to round out our portfolio, providing us with a U.S. super-premium brand. In the United Kingdom—our second-largest export market—we began a new sales, marketing, and distribution agreement with Molson Coors. And, in Canada, Sleeman Breweries, a leading Canadian premium brewer, became the importer, marketer, and distributor of our *Sol* and *Dos Equis* brands in the Canadian market, effective January 1, 2006.

INTEGRATED BUSINESS OPPORTUNITIES

We continue to reap the benefits of our integrated beverage strategy—exchanging commercial intelligence and best practices among our beer, soft-drink, and retail operations. Our beer sales through OXXO have increased from 5.1% of domestic sales in 2001 to 8.6% in 2005 through both increased store productivity and new openings. Additionally, joint site selection between FEMSA Cerveza and OXXO has enabled us to open more stores in areas where the growth potential of our beer brands is greatest.

POSITIVE BUSINESS RELATIONSHIPS

At the end of the day, our success stems from our people—our 20,741 employees, our 287,258 retailers, and our millions of consumers in Mexico. Thanks to their continued support, we will remain at the forefront of our industry.

200

## AGILE BUSINESS SYSTEM

Our ability to launch 200 SKU's on a product-market basis demonstrates the agility of our business model. It enables us to identify and drive positive trends and take specific actions—as opposed to market-wide responses—to address competitive initiatives.



# Mexico's Convenience Store Leader

FEMSA COMERCIO

*As the only chain with a nationwide footprint, 4,141 stores and almost 900 million transactions in 2005, we are driving the consolidation of the modern convenience store format in Mexico.*

OXXO is leading the growth of the modern convenience-store format in Mexico. It is the only chain with a national footprint, 4,141 stores, serving approximately 2.4 million customers per day across the country. As the largest vendor of beer, bread, snacks, and soft drinks in all of Mexico—OXXO produced double-digit revenue and EBITDA growth again in 2005. OXXO's revenue growth came from robust same-store sales and expansion; OXXO opened 675 new stores in 2005.

### A LEADING RETAILER

OXXO's business model allows us to realize the benefits of our nationwide operations network—including process efficiency, uniform quality, service standards, and comprehensive distribution systems. At the same time, it provides us with the flexibility to customize our value proposition to fit local characteristics. This allows OXXO to offer specific products and services that suit the needs and preferences of each market's customers.

This business model also fosters consolidation. Among other key areas, it enables us to realize economies of scale in logistics, human resources development and training, information systems, store operations, and location processes.

One clear example is our development of OXXO's proprietary integrated direct distribution network, the only one of its kind in Mexico. This network complements our effective site selection, launch marketing, and same-store sales capabilities. By supplying each of our stores directly—through our growing network of distribution centers—we can replenish our stores' inventory regularly, increase our knowledge of consumers' specific product preferences, tailor and enhance our value proposition, and ultimately integrate ourselves more into our customers' lifestyles.

As a result of this approach, OXXO operates profitably with store-level sales that might be considered small under a different business model.

### A KEY TEAM PLAYER

On top of our growing importance in consumers' lives, we play a key role in our company's consolidated growth and development. As the fastest-growing seller of beer and soft drinks in Mexico, OXXO provides a powerful distribution channel for FEMSA's beverage businesses. We sell two times more of our beer than all of Mexico's supermarkets combined and account for a growing percentage of FEMSA's incremental beer




## OXXO Stores
*millions of 2005 pesos*




## Operating Income
*millions of 2005 pesos*






## A DYNAMIC, PROFITABLE GROWTH STORY

OXXO is Mexico's fastest-growing chain of convenience stores, with 675 new stores opening and same-stores sales growth of 8.7% in 2005. OXXO's more than Ps. 28.734 billion in sales (US$2.7 billion), 21.8% top-line growth, and stable operating margins position us to expand our coverage and deepen our penetration even further.

volumes. In fact, approximately one out of every 10 beers sold by FEMSA is sold through OXXO. By working together with our beer marketers, we can select new geographies and locations that either penetrate attractive domestic beer markets or reinforce our position in others.

OXXO further provides our soft-drink and beer operations with invaluable market intelligence on consumption trends. Consequently, we can better tailor our point-of-sale marketing to suit specific consumer preferences. OXXO also is a great vehicle for us to introduce, test, and track the performance of new products and presentations across our domestic beverage markets.

### POSITIONED FOR SUSTAINED GROWTH

Thanks to OXXO's dynamic and profitable growth, we are well-positioned to lead the industry's evolution for years to come. Among our specific goals, we look to expand our market coverage, enhance our stores' value proposition, realize economies of scale, and further FEMSA's integrated beverage strategy.

At the end of the day, our people make the difference. So our top priority is to continue nurturing and retaining the top talent in the retail industry.

The secret to our rapid growth is superior customer service and satisfaction. That's why approximately 2.4 million customers visited our stores each day and almost 855 million transactions were conducted at our stores in 2005.

2.4 MILLION





# Sustainable Development

SOCIAL RESPONSIBILITY

*"The respect for human dignity stands above any economic consideration."*

—Eugenio Garza Sada (1892–1973)
Chairman & CEO
*Cervecería Cuauhtémoc (today FEMSA)*

While our innovations may change the way the game is played in our industry, one thing will never change: our conviction that economic and social value go hand in hand. Today we deliver on our commitment to the balanced creation of social and economic value through the growth of our employees, the development of our communities, the preservation of our environment, and our contribution to economic development.

## ENHANCING EMPLOYEES' QUALITY OF LIFE

At FEMSA, our employees are our lifeblood. That's why we focus on creating a safe and respectful work environment and on providing opportunities that enhance our employees' lives and help them to grow as people and professionals.

Our quality-of-life initiatives concentrate primarily on health, education, housing, training, culture, and recreation. Created in 1918, Sociedad Cuauhtémoc y Famosa (SCyF) promotes the development of our employees and their families through 79 associations and 9 recreational centers in Mexico. Through Clínica Cuauhtémoc y Famosa's 38 centers, we provide our employees, their families, and other members of our communities with specialized occupational healthcare services and promote preventive healthcare awareness. We also assist our employees to realize their dream of home ownership; we have granted more than 8,300 housing loans to our employees, contributing to the construction of almost 2,000 homes.

We further invest considerable time and money to train and professionally develop our employees. Through our knowledge-sharing programs, we encourage our people to learn by doing and position them for leadership internally and externally. We also employ 234 people through our program for Workplace Integration of People with Different Abilities because teams work best when players of all abilities and experiences contribute.

### PROMOTING SOCIAL & COMMUNITY DEVELOPMENT

Since 1890, we have played a lead role in the development of our communities. Over the last six years, we have contributed approximately Ps. 192.2 million (US$17.5 million) to educational, cultural, environmental, and social-welfare institutions.

One of our flagship educational contributions is the creation and ongoing sponsorship of the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). Founded under the leadership of Don Eugenio Garza Sada, former CEO of Cervecería Cuauhtémoc, ITESM is now one of the most prestigious private universities in Latin America.

We also have worked to foster a more responsible lifestyle within the communities we serve. Through the complementary Responsible Waiter, Responsible Lifestyle, and Designated Driver programs, we have raised awareness among service providers, consumers, and other important constituents of the importance of responsible decision-making. In fact, we were the first Mexican company to promote the Designated Driver program more than a decade ago.

Our commitment to our communities extends beyond their educational needs to their cultural development. Developed over the past 24 years with the support and generosity of private donors and other institutions, the FEMSA Art Collection features a cross section of more than 1,000 different works of modern and contemporary Latin American art, which we make available to the public through an extensive program of traveling exhibitions. Additionally, the FEMSA Monterrey Biennial recognizes, promotes, and stimulates Mexican art through an open competition held every other year.

### PROTECTING THE ENVIRONMENT

Our strong commitment to care for, respect, and preserve the environment filters through every level of our organization and informs every aspect of our strategy. This commitment takes the form of several complementary programs and activities, including the Clean Industry program—through which more than 95% of our facilities have received certification—and our resource conservation programs.

$4.9

## US$4.9 BILLION GROWTH INVESTMENT

One of the ways we further economic development is through investment. Over the past 10 years, we have made a total investment of US$4.9 billion in capital expenditures (CAPEX)—or an average of US$490 million per year.







116



## RESPONSIBLE CORPORATE LEGACY

For 116 years, our people have practiced, promoted, and lived the values that set FEMSA apart.

*Our commitment to social responsibility is an integral part of our corporate culture—founded on the values we embraced more than a century ago.*

### FOSTERING ECONOMIC DEVELOPMENT

For more than a century, we have generated economic value for our investors, our employees, our communities, and the countries in which we do business. Indeed, our economic impact has reached well beyond the food and beverage industry. We foster the economic health of our communities by employing more than 90,000 people.

### EMBRACING A GLOBAL VISION

In addition to the operational and strategic synergies we are able to accomplish, we take great pride in the cultural synergy that we create between our multinational operations in North, Central, and South America. Through our collegial relationships, we not only share our philosophy and values, but also learn from each other. In this way, we respect local customs and traditions and contribute to our communities' social development.

Our driving concern is for our people and their families. Through them, we come to know and understand each community and its needs. We also meet those needs through the philanthropic, social, environmental, and cultural programs that have characterized our company for more than a century.







# Located in the Best Markets

FEMSA OVERVIEW





| COUNTRY | MEXICO | | | BRAZIL | ARGENTINA | |
|---|---|---|---|---|---|---|
| COMPANY | FEMSA CERVEZA | FEMSA COMERCIO | | | | |
| FEMSA Ownership (%) | 100 | 100 | | | | |
| Sales Volume | 27,018[2] | | 1,025[3] | 253[3] | 150[3] | |
| Revenues[4] | 27,573 | 28,734 | 28,456 | 5,819 | 2,798 | |
| Operating Income[4] | 5,353[5] | 1,259[5] | 6,121 | 906 | 422 | |
| Breweries/Stores/Plants | 6 | 4,141 | 12 | 3 | 1 | |
| Distribution Facilities | 442 | 7 | 106 | 12 | 5 | |
| Head Count | 20,741 | 9,234 | | | | |

*(1) As of December 31, 2005, the remaining 39.6% and 14.7% were owned by The Coca-Cola Company and by the public, respectively.*
*(2) Thousands of hectoliters.*
*(3) Millions of unit cases (one unit case equals 24 8-ounce bottles).*
*(4) Expressed in millions of Mexican pesos as of December 31, 2005.*
*(5) After management fee.*
*(6) Includes third-party head count.*



## SOFT DRINK BRANDS

Agua Club K
Alpina
Beat
Black Fire
Burn
Canada Dry Ginger Ale
Carioca
Cepita
Cepita Aguas
Chinotto
Chinotto Light
Ciel
Ciel Aquarius
Coca-Cola
Coca-Cola Light
Crush
Crystal
D. Punch
Dasani
Fanta
Fanta Light
Fresca
Fresca Light
Frescolita
Grapette
Hi-C
Hit
Kapo
Keloco
Kin
Kist
Kuat
Kuat Light
Lift
Lift Light
Manantial
Minute Maid
Montefiore
Mundet Sabores
Nestea
Nestea Light
Nevada
Polar
Powerade
Premio
Prisco
Quatro
Quatro Light
Regional Malta
Roman
Santa Clara
Schweppes
Schweppes Aguas
Senzao
Shangri-La
Sidral Mundet
Sidral Mundet Light
Simba
Soda Clausem
Sprite
Sprite Cero
Sunfill
Super Malta
Tai

## BEER BRANDS

Bohemia
Carta Blanca
Carta Blanca Light
Casta
Coors Light
Indio
Kloster
Kloster Light
Noche Buena
Sol
Sol Brava
Superior
Tecate
Tecate Light
XX Ambar
XX Lager

## STORES

OXXO

<table>
<tr><td></td><td><br>GUATEMALA</td><td><br>NICARAGUA</td><td><br>COSTA RICA</td><td><br>PANAMA</td><td><br>COLOMBIA</td><td><br>VENEZUELA</td></tr>
<tr><td colspan="7">COCA-COLA FEMSA</td></tr>
<tr><td></td><td colspan="6">45.7[1]</td></tr>
<tr><td></td><td colspan="4">109[3]</td><td>180[3]</td><td>173[3]</td></tr>
<tr><td></td><td colspan="4">3,428</td><td>4,697</td><td>4,946</td></tr>
<tr><td></td><td colspan="4">469</td><td>532</td><td>233</td></tr>
<tr><td></td><td colspan="4">4</td><td>6</td><td>4</td></tr>
<tr><td></td><td colspan="4">35</td><td>37</td><td>33</td></tr>
<tr><td></td><td colspan="6">55,635[6]</td></tr>
</table>



# Coca-Cola FEMSA

BUSINESS UNIT HIGHLIGHTS

## CONSISTENT GROWTH

Coca-Cola FEMSA's results displayed the advantages of its balanced, geographically diversified portfolio of assets—with more than 90 percent of its operations producing top-line growth for the year. In 2005 the business produced consolidated revenue of more than Ps. 50.198 billion, consolidated operating income of over Ps. 8.683 billion, and net income of Ps. 4.704 billion, resulting in earnings per share of Ps. 2.55. Looking ahead, Coca-Cola FEMSA will continue to perfect the way it goes to market, so it can capture the most value from each of the business' franchise territories.

**Total Revenues**
*millions of 2005 pesos*




**EBITDA***
*millions of 2005 pesos*




*EBITDA equals Operating Income plus Depreciation and Amortization of other non-cash items.

**Operating Income**
*millions of 2005 pesos*




**Total Assets**
*millions of 2005 pesos*




**Personal**



**Total Revenues**
*millions of 2005 pesos*




**EBITDA***
*millions of 2005 pesos*




*EBITDA equals Operating Income plus Depreciation and Amortization of other non-cash items.

**Total Assets**
*millions of 2005 pesos*




# FEMSA Cerveza

BUSINESS UNIT HIGHLIGHTS

## PROFITABLE EXECUTION

FEMSA Cerveza's consumer-focused business model delivered solid top- and bottom-line growth again this year. In 2005 the business grew its total beer sales volume to 27,018 thousand hectoliters, improved its income from operations to Ps. 5.353 billion, and increased its return on invested capital. FEMSA Cerveza's positive results underscored its capability to execute a differentiated and segmented business model in a dynamic way—providing consumers with the right brand, in the right package, at the right price for every occasion in their lives. Looking forward, the business is well-positioned to remain at the forefront of the industry.

**Operating Income**
*millions of 2005 pesos*




**Personnel**



# FEMSA Comercio

BUSINESS UNIT HIGHLIGHTS

## CONSUMER-ORIENTED EXPANSION

FEMSA Comercio produced double-digit revenue again in 2005. The only chain with a national footprint of 4,141 stores, OXXO is the largest vendor of beer, bread, snacks, and soft drinks in all of Mexico—serving approximately 2.4 million customers per day. OXXO's growth came from robust same-store sales and expansion; the business opened 675 new stores in 2005. With Ps. 28.734 billion in sales, 21.8% top-line growth, and stable margins, OXXO is strategically positioned to further grow and deepen FEMSA's market penetration.

**Total Revenues**
*millions of 2005 pesos*




**EBITDA***
*millions of 2005 pesos*




*EBITDA equals Operating Income plus Depreciation and Amortization of other non-cash items.

**Operating Income**
*millions of 2005 pesos*




**Total Assets**
*millions of 2005 pesos*




**Personnel**





# Corporate Governance

FEMSA is committed to high standards of corporate governance and ethics, as well as the quality and transparency of its disclosures. The company was among the leaders in compliance with the Best Corporate Practices Code, established by the Mexican Entrepreneurial Council. The company is also in compliance with all of the applicable requirements of the U.S. Sarbanes-Oxley Act.

The company's independent directors provide an invaluable contribution to its corporate decision-making process and shareholder value protection. Moving forward, FEMSA will continue to follow the same strict standards of corporate governance and ethics.

## AUDIT COMMITTEE

The Audit Committee is responsible for the accuracy and integrity of FEMSA's quarterly and annual financial statements, as well as the performance of the company's external auditors. It works with management to develop the audit plan and review the auditors' recommendations on internal controls. Alexis E. Rovzar, Executive Partner of White & Case, S.C., is the Chairperson of the Audit Committee. Members include José Manuel Canal and Helmut Paul—all of them independent directors. The secretary of the Audit Committee is José González, Vice-President of Management and Operating Control of FEMSA.

## THE EVALUATION AND COMPENSATION COMMITTEE

The Evaluation and Compensation or Human Resources Committee reviews and recommends management compensation programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee is also responsible for identifying suitable director and senior management candidates and setting their compensation levels. It also develops the objectives to evaluate the Chief Executive Officer and assesses his performance and remuneration in relation to these objectives. Lorenzo H. Zambrano, Chairman and CEO of CEMEX, S.A. de C.V., is the Chairperson of the Evaluation and Compensation Committee. Members include Arturo Fernández, Max Michel, Carlos Salguero, and Roberto Servitje. The Secretary of the Committee is Alfonso Garza, Vice-President of Human Resources of FEMSA.

## THE FINANCE AND PLANNING COMMITTEE

The Finance and Planning Committee works with management to set annual and long-term strategic and financial plans of the company and monitors adherence to those plans. It is responsible for setting the optimal capital structure of the company, recommending the appropriate level of borrowing, issuing securities, and managing financial risk. Ricardo Guajardo, President of the Audit Committee of BBVA Bancomer, S.A. de C.V., is Chairperson of the Finance and Planning Committee. Members include Robert E. Denham, F. Javier Fernández, Alfredo Livas, and Luis Téllez. The Secretary of the Committee is Federico Reyes, FEMSA's Vice-President of Corporate Development.

For more information on how our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards, please refer to the Corporate Governance section of our website: www.femsa.com/investor.



**1 Eugenio Garza Lagüera**[1]
Honorary Life Chairman of the Board
FEMSA
Elected 1960
Alternate: Paulina Garza Gonda de Marroquín

**2 Jose Antonio Fernández Carbajal**[1]
Chairman of the Board and Chief Executive Officer
FEMSA
Elected 1984
Alternate: Federico Reyes

**3 Eva Garza Gonda de Fernández**[1]
Private Investor
Elected 2005
Alternate: Bárbara Garza Gonda

**4 José Calderón**[1]
Chairman and Chief Executive Officer
Franca Servicios, S.A. de C.V.
Real Estate Company
Elected 2005
Alternate: Francisco José Calderón

**5 Consuelo Garza de Garza**[1]
Founder and Former President
ANSPAC
Not-for-Profit Organization
Elected 1995
Alternate: Alfonso Garza Jr.

**6 Max Michel**[1a]
Chairman of the Board
El Puerto de Liverpool, S.A. de C.V.
Department Store Chain
Elected 1985
Alternate: Max Michel González

**7 Alberto Bailleres**[1]
Chairman of the Board and Executive President
Grupo Bal
Mining and Metallurgic Industry, Insurance Company, Department Store Chain
Elected 1995
Alternate: Arturo Fernández

**8 Francisco Javier Fernández**[3c]
Financial Consultant
Elected 2005
Alternate: Javier Astaburuaga

**9 Ricardo Guajardo**[2c]
President of the Audit Committee
BBVA Bancomer, S.A. de C.V.
Financial Institution
Elected 1988
Alternate: Ricardo González

**10 Alfredo Livas**[3c]
President
Praxis Financiera, S.C.
Financial Consulting Firm
Elected 1995
Alternate: José González

**11 Roberto Servitje**[3a]
Chairman of the Board
Grupo Industrial Bimbo, S.A. de C.V.
Food
Elected 1995
Alternate: Juan Guichard

**12 Carlos Salguero**[2a]
Former Executive President
Philip Morris International
Tobacco & Beverages
Elected 1995
Alternate: Eduardo Padilla

**13 Mariana Garza Gonda de Treviño**[1]
Private Investor
Elected 2005
Alternate: Carlos Salazar

**14 José Manuel Canal**[2b]
Independent Consultant
Accounting Firm
Elected 1988
Alternate: Othón Páez

**15 Luis Téllez**[2c]
Managing Director
The Carlyle Group
Investment Banking Services
Elected 2001
Alternate: Armando Garza Sada

**16 Alexis E. Rovzar**[2b]
Executive Partner
White & Case S.C.
Legal Firm
Elected 1989
Alternate: Lorenzo Garza

**17 Helmut Paul**[2b]
Consultant
International Finance Corporation (IFC)
Financial Institution
Elected 1988
Alternate: Antonio Elosúa

**18 Lorenzo H. Zambrano**[2a]
Chairman of the Board and Chief Executive Officer
CEMEX, S.A. de C.V.
Elected 1995
Alternate: Francisco Garza

**19 Robert E. Denham**[2c]
Partner
Munger, Tolles & Olson LLP
Legal Firm
Elected 2001
Alternate: Sergio Deschamps

*Examiner*
Ernesto González

*Alternate Examiner*
Ernesto Cruz Velázquez

*Secretary*
Alfredo Livas

*Alternate Secretary*
Carlos Eduardo Aldrete

Committees:
1) Shareholder
2) Independent
3) Related

a) Evaluation and Compensation
b) Auditing
c) Finance and Planning

*Our team possesses the experience, passion, and conviction to embrace change and challenge the way the game is played.*

# 8 Exceptional Leadership

## EXECUTIVE TEAM

**JOSE ANTONIO FERNANDEZ CARBAJAL**
*Chairman of the Board and Chief Executive Officer of FEMSA*

Mr. Fernández Carbajal became the Chief Executive Officer of FEMSA in January 1995 and Chairman of the Board in March 2001. He joined FEMSA in 1987 and occupied various positions in the company's corporate department as well as in the commercial area of Cuauhtémoc Moctezuma Brewery. Mr. Fernández Carbajal was also Chief Executive Officer of OXXO. He is Chairman of the Board of Coca-Cola FEMSA and Vice-Chairman of the Board of the Tecnológico de Monterrey (ITESM). He is Co-President of the Mexican Chapter of the Woodrow Wilson Center, an institution created to promote the investigation and promotion of joint projects between Mexico and the United States. Mr. Fernández Carbajal holds a Bachelor's degree in Industrial and Systems Engineering and a Master's of Business Administration degree from ITESM.

**CARLOS SALAZAR**
*Chief Executive Officer of Coca-Cola FEMSA*

Mr. Salazar has spent his entire career with FEMSA since 1973, where he held senior positions in several subsidiaries, including General Manager of Grafo Regia and Chief Executive Officer of FEMSA Cerveza. He was appointed CEO of Coca-Cola FEMSA in 2000. He was President of the Comisión Siglo XXI for the city of Monterrey. Mr. Salazar holds a Bachelor's degree in Economics from ITESM and did postgraduate studies in Business Administration and in Economic Development in Italy.

**JORGE LUIS RAMOS**
*Chief Executive Officer of FEMSA Cerveza*

Mr. Ramos assumed the current position in January 2006 after serving as Co-Chief Executive Officer of FEMSA Cerveza since 2003. He joined FEMSA in 1996 as a Human Resources Director, the position he held until 1999, when he became the Sales Director of FEMSA Cerveza for the South of Mexico. Between 1978 and 1996, he held Director positions in various companies, including Industrias Monterrey, Grupo Financiero Serfin, Orion and Hylsa. He has a Bachelor's degree in Accounting and Business Administration from ITESM and an MBA from the University of Pennsylvania (Wharton).

**EDUARDO PADILLA**
*Chief Executive Officer of FEMSA Comercio*

Mr. Padilla joined FEMSA in 1997 as a Director of Planning and Control. In January 2000, he became the CEO of the Strategic Businesses Division. Prior to joining FEMSA, Mr. Padilla spent 20 years at ALFA, where between 1987 and 1997, he was the Chief Executive Officer of the Terza subsidiary. He holds a Bachelor's degree in Mechanical and Industrial Engineering from ITESM and an MBA from Cornell University.

**FEDERICO REYES**
*Vice-President of Corporate Development of FEMSA*

Mr. Reyes was named Vice-President of Corporate Development of FEMSA in January 2006, after serving as Vice-President of Finance and Corporate Development of FEMSA since 1999. He joined FEMSA in 1992 and was until 1993 a Director of Corporate Development after which he collaborated with FEMSA as an external consultant. Between 1993 and 1999, he was Chief Executive Officer of Seguros Monterrey Aetna and Valores Monterrey Aetna; and Executive Vice-President of the Insurance and Pension Division at Bancomer Financial Group. He rejoined FEMSA in 1999. Mr. Reyes holds a Bachelor's degree in Accounting from ITESM.

**JAVIER ASTABURUAGA**
*Chief Financial Officer and Vice-President of Strategic Development of FEMSA*

Mr. Astaburuaga assumed the current position in January 2006, after serving as Co-Chief Executive Officer of FEMSA Cerveza since 2003. He joined FEMSA in 1982 as a financial information analyst and later acquired experience in corporate development, administration and finance. He held various senior positions, including Sales Director of FEMSA Cerveza for the North of Mexico. He has a Bachelor's degree in Accounting from ITESM.

**ALFONSO GARZA**
*Vice-President of Human Resources of FEMSA*

Alfonso Garza joined FEMSA in 1985 and assumed the current position in March 2005. Prior to that, he held various positions at FEMSA Cerveza and FEMSA Empaques including the management of FEMSA Empaques and Grafo Regia. Mr. Garza Earned a Bachelor's degree in Industrial Engineering from ITESM and completed postgraduate courses at IPADE.

**RICARDO GONZALEZ**
*Executive Vice-President of Corporate Affairs of FEMSA*

Mr. Gonzalez was named Vice-President of Corporate Affairs in March 2005, after serving as Vice-President of Planning and Human Resources of FEMSA since 2000. He first joined FEMSA in 1977 and worked one year in the Human Resources department before pursuing an MBA program. Between 1980 and 2000, he worked for Grupo Vitro where he became the President of the Board and CEO of Vidrio Plano in 1997. He rejoined FEMSA in 2000. Mr. González holds a Bachelor's degree in Industrial Engineering and Technology Systems from ITESM and an MBA degree from Instituto de Estudios Superiores de la Empresa (IESE) in Spain.

**JOSE GONZALEZ**
*Vice-President of Management and Operating Control of FEMSA*

Mr. González assumed the current position in 2002. He joined FEMSA in 1979 and held various positions in the organization, including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística. He holds a Bachelor's degree in Accounting from Universidad Autónoma de Nuevo León and management courses at IPADE. He is also a Certified Public Accountant.

# Growth Through Expansion

LATIN AMERICAN MARKETS



## Table of Contents

| | |
|---|---|
| Financial Summary | 40 |
| Management's Discussion and Analysis | 42 |
| Report of Independent Registered Public Accounting Firm | 46 |
| Consolidated Balance Sheets | 47 |
| Consolidated Income Statements | 48 |
| Consolidated Statements of Changes in Financial Position | 49 |
| Consolidated Statements of Changes in Stockholders' Equity | 50 |
| Notes to the Consolidated Financial Statements | 52 |
| FEMSA Headquarters | 96 |

| *Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2005.* | **2005** |
|---|---|
| Income Statement | |
| Net sales | **Ps. 105,045** |
| Total revenues | **105,582** |
| Cost of sales | **56,195** |
| Gross profit | **49,387** |
| Operating expenses | **33,800** |
| Income from operations | **15,587** |
| Integral result of financing | **2,408** |
| Other expenses (income), net | **483** |
| Taxes | **4,584** |
| Net income before effect of change in accounting principle | **8,112** |
| Effect of change in accounting principle | **46** |
| Consolidated net income for the year | **8,158** |
| Net majority income | **5,549** |
| Net minority income | **2,609** |
| Ratios to Total Revenues (%) | |
| Gross margin (gross profit / net sales) | **46.8%** |
| Operating margin | **14.8%** |
| Net income | **7.7%** |
| Other information | |
| Depreciation | **4,148** |
| Non-cash charges | **2,786** |
| EBITDA | **22,521** |
| Capital expenditures [1] | **6,663** |
| Balance Sheets | |
| Assets | |
| Current Assets | **22,740** |
| Properties, Plant and Equipment | **44,730** |
| Investment in Shares | **758** |
| Deferred charges | **55,851** |
| Other Assets | **1,919** |
| Total Assets | **125,998** |
| Liabilities | |
| Short-term debt | **663** |
| Current Liabilities | **14,956** |
| Long-term debt | **33,952** |
| Labor liabilities | **2,447** |
| Deferred income taxes | **3,275** |
| Other liabilities | **3,513** |
| Total Liabilities | **58,806** |
| Stockholders' Equity | **67,192** |
| Majority interest | **47,851** |
| Minority interest in consolidated subsidiaries | **19,341** |
| Financial Ratios (%) | |
| Liquidity | **1.46** |
| Leverage | **0.88** |
| Capitalization | **0.34** |
| Data per share | |
| Book value [2][4] | **8.024** |
| Net income [3][4] | **0.930** |
| Dividends paid [5] | |
| Series "B" shares | **0.111** |
| Series "D" shares | **0.139** |
| Number of employees | **90,731** |
| Number of shares [4][6] | **5,963.71** |

*(1) Includes investments in property, plant and equipment, as well as deferred charges.*
*(2) Majority stockholders' equity divided by the total number of shares outstanding at the end of each year.*
*(3) Majority net income divided by the total number of shares outstanding at the end of each year.*
*(4) Before 1998, the information is not comparable as a consequence of the VISA-FEMSA restructuring in 1998.*
*(5) Expressed in nominal pesos of each year.*
*(6) Total number of shares outstanding at the end of each year expressed in millions.*

| 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 |
|---|---|---|---|---|---|---|---|---|
| Ps. 96,201 | Ps. 82,041 | Ps. 59,758 | Ps. 56,039 | Ps. 54,450 | Ps. 49,362 | Ps. 46,941 | Ps. 40,646 | Ps. 36,404 |
| 96,833 | 82,496 | 59,996 | 56,188 | 54,526 | 49,435 | 47,082 | 40,939 | 36,500 |
| 51,222 | 42,700 | 29,874 | 27,908 | 27,097 | 25,247 | 25,646 | 22,381 | 21,589 |
| 45,611 | 39,796 | 30,122 | 28,280 | 27,429 | 24,188 | 21,436 | 18,558 | 14,911 |
| 31,375 | 26,723 | 19,580 | 18,790 | 18,857 | 16,499 | 14,776 | 12,694 | 11,385 |
| 14,236 | 13,073 | 10,542 | 9,490 | 8,572 | 7,689 | 6,660 | 5,864 | 3,526 |
| 1,332 | 3,623 | 336 | 287 | 1,715 | 45 | 1,981 | 438 | (1,307) |
| 813 | 598 | 908 | 263 | (330) | 49 | 441 | 239 | (286) |
| 2,533 | 3,785 | 4,090 | 3,319 | 2,843 | 2,450 | 1,309 | 1,127 | 708 |
| 9,558 | 5,067 | 5,208 | 5,621 | 4,344 | 5,145 | 2,929 | 4,060 | 4,411 |
| — | — | — | (33) | — | — | — | — | — |
| 9,558 | 5,067 | 5,208 | 5,588 | 4,344 | 5,145 | 2,929 | 4,060 | 4,411 |
| 6,027 | 3,408 | 3,203 | 3,814 | 3,115 | 3,898 | 1,983 | 1,745 | 2,146 |
| 3,531 | 1,659 | 2,005 | 1,774 | 1,229 | 1,247 | 946 | 2,315 | 2,265 |
| 47.1% | 48.2% | 50.2% | 50.3% | 50.3% | 48.9% | 45.5% | 45.3% | 40.9% |
| 14.7% | 15.8% | 17.6% | 16.9% | 15.7% | 15.6% | 14.1% | 14.3% | 9.7% |
| 9.9% | 6.1% | 8.7% | 9.9% | 8.0% | 10.4% | 6.2% | 9.9% | 12.1% |
| 3,845 | 3,435 | 2,612 | 2,581 | 2,771 | 2,541 | 2,195 | 2,186 | 2,100 |
| 2,753 | 2,441 | 2,251 | 1,753 | 1,694 | 1,610 | 1,231 | 1,048 | 887 |
| 20,834 | 18,949 | 15,405 | 13,824 | 13,037 | 11,840 | 10,086 | 9,098 | 6,513 |
| 7,147 | 7,389 | 6,283 | 5,865 | 6,420 | 4,929 | 6,135 | 5,219 | 4,870 |
| 21,263 | 22,049 | 26,584 | 17,602 | 14,209 | 12,485 | 11,614 | 11,061 | 10,492 |
| 46,292 | 46,363 | 33,856 | 32,078 | 31,617 | 32,910 | 33,860 | 32,324 | 32,082 |
| 793 | 1,078 | 628 | 438 | 516 | 1,443 | 1,436 | 1,593 | 1,199 |
| 54,420 | 43,555 | 6,014 | 5,406 | 5,587 | 5,901 | 5,818 | 5,230 | 3,529 |
| 2,307 | 2,647 | 1,037 | 788 | 537 | 282 | 150 | 184 | 281 |
| 125,075 | 115,692 | 68,119 | 56,312 | 52,466 | 53,021 | 52,878 | 50,392 | 47,583 |
| 6,186 | 2,715 | 3,534 | 1,354 | 1,641 | 1,104 | 3,633 | 4,494 | 1,004 |
| 14,542 | 13,040 | 8,861 | 7,602 | 7,101 | 6,537 | 5,556 | 5,163 | 4,622 |
| 41,167 | 39,209 | 12,069 | 8,464 | 9,097 | 11,089 | 11,709 | 14,446 | 17,182 |
| 2,014 | 2,009 | 1,214 | 895 | 827 | 639 | 1,187 | 1,206 | 1,342 |
| 4,300 | 5,395 | 4,539 | 4,369 | 4,722 | — | — | — | — |
| 2,988 | 2,951 | 614 | 606 | 344 | 368 | 87 | 104 | 68 |
| 71,197 | 65,319 | 30,831 | 23,290 | 23,732 | 19,737 | 22,172 | 25,413 | 24,218 |
| 53,878 | 50,373 | 37,288 | 33,022 | 28,734 | 33,284 | 30,706 | 24,979 | 23,365 |
| 36,660 | 31,187 | 26,118 | 22,988 | 18,981 | 23,714 | 21,347 | 8,283 | 7,422 |
| 17,218 | 19,186 | 11,170 | 10,034 | 9,753 | 9,570 | 9,359 | 16,696 | 15,943 |
| 1.03 | 1.40 | 2.14 | 1.97 | 1.63 | 1.63 | 1.26 | 1.15 | 1.86 |
| 1.32 | 1.30 | 0.83 | 0.71 | 0.83 | 0.59 | 0.72 | 1.02 | 1.04 |
| 0.47 | 0.45 | 0.30 | 0.23 | 0.27 | 0.27 | 0.33 | 0.43 | 0.44 |
| 6.920 | 5.887 | 4.930 | 4.340 | 3.576 | 4.440 | 3.997 | — | — |
| 1.138 | 0.643 | 0.605 | 0.720 | 0.587 | 0.730 | 0.371 | — | — |
| 0.090 | 0.067 | 0.112 | 0.073 | 0.084 | 0.060 | 0.048 | — | — |
| 0.112 | 0.084 | 0.140 | 0.092 | 0.105 | 0.075 | 0.060 | — | — |
| 88,214 | 86,136 | 41,686 | 41,500 | 43,201 | 41,787 | 39,754 | 37,185 | 35,937 |
| 5,297.31 | 5,297.31 | 5,297.31 | 5,297.31 | 5,307.59 | 5,341.34 | 5,341.34 | — | — |

Audited Financial Results for the twelve months ended December 31, 2005 compared to the twelve months ended December 31, 2004

Set forth below is certain audited financial information for Fomento Económico Mexicano, S.A. de C.V. and its subsidiaries ("FEMSA" or the "Company") (NYSE: FMX; BMV: FEMSA UBD). FEMSA is a holding company whose principal activities are grouped mainly under the following subholding companies (the "Subholding Companies"): Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA" or "KOF"), which engages in the production, distribution and marketing of soft drinks; FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; and FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP") and have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of December 31, 2005. As a result, all percentage changes are expressed in real terms.

*This report may contain certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact the Company's actual performance.*

## FEMSA Consolidated

| *Amounts in millions of pesos as of December 31, 2005*<br>**FEMSA AND ITS SUBSIDIARIES** | *Total Revenues* | *% Growth vs. '04* | *Income from Operations* | *% Growth vs. '04* |
|---|---|---|---|---|
| **FEMSA Consolidated** | Ps. 105,582 | 9.0% | Ps. 15,587 | 9.5% |
| Coca-Cola FEMSA | 50,198 | 5.0% | 8,683 | 8.7% |
| FEMSA Cerveza | 27,573 | 6.9% | 5,353 | 9.2% |
| FEMSA Comercio | 28,734 | 21.8% | 1,259 | 33.8% |

### TOTAL REVENUES

FEMSA's consolidated total revenues increased 9.0% to Ps. 105,582 million in 2005 compared to Ps. 96,833 million in 2004. All of FEMSA's operations—soft drinks, beer, and retail—contributed positively to this high single-digit pace. FEMSA Comercio was the largest contributor to consolidated total revenue growth in 2005, representing approximately 60% of the increase. FEMSA Comercio's total revenues increased 21.8% to Ps. 28,734 million, due in large part to the 675 net new stores opened during the year. Most of the remaining growth came from Coca-Cola FEMSA and FEMSA Cerveza. Coca-Cola FEMSA's total revenues increased 5.0% to Ps. 50,198 million, mainly due to increased prices and volume growth in Mexico, Brazil and Colombia. FEMSA Cerveza posted total revenue growth of 6.9% to Ps. 27,573 million, due primarily to a 5.2% increase in total sales volume and a 2.3% increase in the total real price per hectoliter.

### GROSS PROFIT

*Consolidated cost of sales* increased 9.7% to Ps. 56,195 million in 2005 compared to Ps. 51,222 million in 2004. Approximately 76% of this increase resulted from FEMSA Comercio and its rapid pace of store expansion.

*Consolidated gross profit* increased 8.3% to Ps. 49,387 million in 2005 compared to Ps. 45,611 million in 2004, with Coca-Cola FEMSA, FEMSA Cerveza, and FEMSA Comercio, each representing approximately one-third of the increase. Gross margin decreased 0.3 percentage points to 46.8% of consolidated total revenues in 2005, compared to 47.1% of consolidated total revenues in 2004. Despite an expanding or stable gross margin in all of our main business units, the slight decline in consolidated gross margin from 2004 levels resulted from the increased contribution of FEMSA Comercio in our consolidated financial results, which has a lower gross margin relative to our other operations.

### INCOME FROM OPERATIONS

*Consolidated operating expenses* increased 7.7% to Ps. 33,800 million in 2005 compared to Ps. 31,375 million in 2004. Approximately 77% of this increase was due to FEMSA Comercio's rapid growth and FEMSA Cerveza, which increased selling expenses in connection with its new agreement with Heineken USA and also increased advertising for new products and presentations in the domestic market. As a percentage of total revenues, consolidated operating expenses declined 0.4 percentage points to reach 32.0% in 2005 compared with 32.4% in 2004.

*Consolidated administrative expenses* increased 3.1% to Ps. 7,085 million in 2005 versus Ps. 6,873 million in 2004. The lower level of administrative expenses relative to total revenue growth resulted from a 0.2% reduction in expenses at Coca-Cola FEMSA and a decrease in expenses as a percentage of total revenues at FEMSA Cerveza and FEMSA Comercio. As a percentage of total revenues, consolidated administrative expenses decreasaed 0.4 percentage points to reach 6.7% in 2005 compared with 7.1% in 2004.

*Consolidated selling expenses* increased 9.0% to Ps. 26,715 million in 2005 as compared to Ps. 24,502 million in 2004. Approximately 46% of this increase was due to FEMSA Comercio's rapid rate of growth, and 32% due to FEMSA Cerveza's increased expenses related to the new agreement with Heineken USA and increased advertising for new products and presentations in the domestic market. As a percentage of total revenues, selling expenses remained stable at 25.3% in 2005.

*Consolidated income from operations* increased 9.5% to Ps. 15,587 million in 2005 as compared to Ps. 14,236 million in 2004. Almost half of this increase resulted from Coca-Cola FEMSA and its solid top-line growth combined with reduced expenses. The remaining amount is attributable to FEMSA Cerveza and FEMSA Comercio, representing 33% and 24%, respectively. Consolidated operating margin increased 0.1 percentage points from 2004 levels to 14.8% of consolidated total revenues in 2005. The stable operating margin was primarliy due to operating margin improvements at Coca-Cola FEMSA and FEMSA Cerveza which completely offset the increased contribution of FEMSA Comercio, which is our fastest growing business with the lowest operating margin relative to our other core operations.

### INTEGRAL COST OF FINANCING

*Net interest expense* reached Ps. 3,882 million in 2005 compared with Ps. 3,322 million in 2004, despite the reduction in overall debt, resulting primarily from higher interest expense due to the conversion of dollar-denominated debt into pesos.

*Foreign exchange (loss/gain)* amounted to a gain of Ps. 357 million in 2005 compared with a loss of Ps. 14 million in 2004. This significant gain resulted from the positive effect of the strength of the Mexican peso on our U.S. dollar-denominated debt during 2005.

*Monetary position* amounted to a gain of Ps. 1,117 million in 2005 compared with a gain of Ps. 2,004 million in 2004. The decrease in the amount of our gain in 2005 compared with 2004 reflects the lower inflation on our reduced liabilities recorded in 2005.

### TAXES

*Tax* recognized in 2005, which includes income tax, tax on assets and employee profit sharing, amounted to Ps. 4,584 million compared to Ps. 2,533 million in 2004. The 81.0% increase from 2004 is primarily due to a one-time deferred tax benefit that was recognized at Coca-Cola FEMSA during that year. Consequently, the effective tax rate in 2005 was 36% compared to 21% in 2004.

### NET INCOME

*Net income* decreased 14.6% to Ps. 8,158 million in 2005 compared to Ps. 9,558 million in 2004. This decrease was due to higher taxes relative to 2004 because of a one-time deferred tax benefit recognized at Coca-Cola FEMSA that year, to higher interest expense as we continued to convert our dollar-denominated debt into pesos, and to a lower monetary gain due to the lower inflationary impact on our reduced liabilities recorded in 2005.

*Net majority income* amounted to Ps. 5,549 million in 2005 compared with Ps. 6,027 million in 2004, a decrease of 7.9% from 2004 levels. Net majority income per FEMSA Unit[1] was Ps. 4.652 for full year 2005. Net majority income per FEMSA ADS, considering an exchange rate of Ps. 10.711 per dollar, was US$4.34 in 2005.

### CAPITAL EXPENDITURES

*Capital expenditures* reached Ps. 6,663 million in 2005, down 6.8% from 2004 levels, due to reduced investment at FEMSA Cerveza and FEMSA Comercio. FEMSA Cerveza's lower level of investment reflects de-bottlenecking and continuous improvement of processes. Relative to 2004, FEMSA Comercio's investment level decreased in 2005 due to investments made during 2004 in our direct distribution infrastructure, including distribution centers in Chihuaua and Merida, and in ERP, which is no longer capitalized and is now directly expensed in the income statement.

### CONSOLIDATED NET DEBT

As of December 31, 2005, FEMSA recorded a cash balance of Ps. 8,140 million (US$760 million), short-term debt of Ps. 663 million (US$62 million) and long-term debt of Ps. 33,952 million (US$3,170 million), for a net debt of Ps. 26,475 million (US$2,472 million), a reduction of US$1,026 million from one year ago.

*(1) FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2005 was 1,192,742,090 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.*

## Financial Results by Business Segment

### COCA-COLA FEMSA

#### Total Revenues

Coca-Cola FEMSA's total revenues increased 5.0% to Ps. 50,198 million in 2005 compared to Ps. 47,786 million in 2004. Net sales increased 5.1% to Ps. 49,840 million in 2005 compared to Ps. 47,442 million in 2004 and represented 99.3% of total revenues in 2005. Total revenue growth primarily resulted from Mexico, Brazil and Colombia, accounting for approximately 44%, 26% and 17%, of the incremental total revenues, respectively.

*Sales volume* reached 1,889 million unit cases in 2005 compared to 1,812 million unit cases in 2004, which represents an increase of 4.3%. Most of the increase came from carbonated soft drink volume growth of 3.6% in 2005. The Coca-Cola brand accounted for over 50% of the incremental volume.

*Average price per unit case* (calculated by dividing net sales by total sales volume) increased 0.8% from Ps. 26.18 in 2004 to Ps. 26.38 in 2005. The increase was primarily due to price increases in all our territories except for Central America. Price increases implemented during the year mainly in Venezuela, Colombia, and Argentina, combined with better packaging and product mix in Mexico and Brazil, resulted in higher average prices per unit case.

#### Gross Profit

*Cost of sales* increased 4.7% to Ps. 25,486 million in 2005 compared to Ps. 24,351 million in 2004. As a percentage of sales, cost of sales decreased 0.2 percentage points to reach 50.8% of sales in 2005, slightly below 2004 levels. Lower sweetener costs in Mexico and Colombia, combined with the appreciation of local currencies, in the majority of our territories, applied to dollar-denominated costs, more than compensated for the price increases in raw-material plastics used for bottles.

*Gross profit* increased 5.4% to Ps. 24,712 million in 2005 compared to Ps. 23,435 million in 2004, resulting in a gross margin of 49.2%. Brazil and Mexico accounted for 90% of this growth. Gross margin improved 0.2 percentage points as a result of higher average prices per unit case in all our territories, except for Central America, and relatively stable average costs per unit case on a consolidated basis.

#### Income from Operations

*Operating expenses* increased 3.8% to Ps. 16,029 million in 2005 compared to Ps. 15,448 million in 2004. As a percentage of total revenues, operating expenses declined from 32.3% in 2004 to 31.9% in 2005 due to higher fixed-cost absorption driven by incremental volumes and higher average price per unit case. Administrative expenses declined 0.2% to Ps. 2,819 million in 2005 from Ps. 2,824 million in 2004. Selling expenses increased 4.6% to Ps. 13,210 million in 2005 compared to Ps. 12,624 million in 2004. At 26.3% of total revenues, selling expenses decreased 0.1 percentage points from 2004 levels.

*Income from operations* increased 8.7% to Ps. 8,683 million in 2005 compared to Ps. 7,988 million in 2004. Growth in Mexico, Brazil and Colombia more than compensated for operating income decline in Central America and Venezuela. Operating margin improved by 0.6 percentage points to 17.3% in 2005 compared to 16.7% in 2004.

### FEMSA CERVEZA

#### Total Revenues

FEMSA Cerveza total revenues increased 6.9% to Ps. 27,573 million in 2005 as compared to Ps. 25,802 million in 2004. Net sales increased 7.2% to Ps. 27,411 million in 2005 compared to Ps. 25,575 million in 2004. Net sales, which include beer and packaging sales, represented 99.4% of total revenues. This growth was primarily due to total beer sales volume growth of 5.2%, a 2.3% increase in total real price per hectoliter, and a 2.9% increase in packaging sales.

*Domestic beer sales volume* increased 4.9% to 24.6 million hectoliters in 2005 compared to 23.4 million hectoliters in 2004. The increased product innovation, broader availability of our beers, successful execution at the point of sale, and revenue management initiatives produced this top-line growth. During the year we rolled out an unprecedented number of new products and presentations, launching 200 new SKUs throughout the country.

*Export beer sales volume* increased 8.8% to 2.4 million hectoliters in 2005 compared to 2.2 million hectoliters in 2004. This result was slightly above our expectations thanks to the excellent work of Heineken USA, which enabled us to outpace import category growth in the United States. It has been one full year since Heineken USA became our U.S. importer, and we believe that the continued focus towards increasing the overall availability of our brands and improving our performance across the entire country will continue to be important for 2006.

#### GROSS PROFIT

*Cost of sales* increased 4.7% in 2005 and as a percentage of total revenues decreased 0.9 percentage points from 2004. Cost of sales reached Ps. 11,122 million in 2005 compared to Ps. 10,618 million in 2004. Gross profit reached Ps. 16,451 million in 2005 compared to Ps. 15,184 million in 2004, resulting in a gross margin of 59.7% as compared to 58.8%. The gross margin expansion resulted from a higher price per hectoliter in exports due to the new Heineken agreement structure, which did not apply in 2004, the strength of the peso on U.S. dollar-denominated raw materials, and operating efficiencies.

#### INCOME FROM OPERATIONS

*Operating expenses* increased 7.9% to Ps. 11,098 million in 2005 compared to Ps. 10,282 million in 2004. Administrative expenses increased 3.0% to Ps. 3,455 million in 2005 compared to Ps. 3,355 million in 2004. Administrative expenses now include the corporate management fee, which is no longer reported as a separate line item for consistency with our 20-F SEC disclosure. Selling expenses increased 10.3% to Ps. 7,643 million in 2005 as compared with Ps. 6,927 million in 2004. Most of this increase was due to additional market spending under the new agreement with Heineken USA and increased domestic advertising spending for new products and presentations.

Income from operations increased 9.2% to Ps. 5,353 million in 2005 compared to Ps. 4,902 million in 2004. This reflects an increase in total revenues and reduced cost of sales relative to revenues, which compensated for increased operating expenses.

#### RECENT DEVELOPMENTS

*Acquisition of Kaiser*

On January 16, 2006, FEMSA announced the acquisition of 68% of Kaiser for US$68 million. As previously announced, Kaiser will be managed by a seven-member Board of Directors, FEMSA electing five directors and Molson and Heineken each electing one director.

*Domestic Price Increase*

During January 2006, we implemented a domestic price increase of an average of approximately 3.5% in nominal peso terms, by brand, package, and point of sale. This pricing move reflects the overall strength of industry volumes. As of early February, this price increase was reflected in all of our domestic volume.

### FEMSA COMERCIO

#### TOTAL REVENUES

FEMSA Comercio total revenues increased 21.8% to Ps. 28,734 million in 2005 compared to Ps. 23,599 million in 2004. The increase in total revenues was mainly a result of the aggressive expansion of the OXXO convenience store chain, which added 675 net new OXXO stores during 2005. As of December 31, 2005, we had 4,141 OXXOs nationwide. This is OXXO's 10th consecutive year of increasing the number of new store openings.

*Same-store sales* of OXXO increased an average of 8.7% in 2005, reflecting an increase in the average ticket of 1.3% and an increase in store traffic of 7.2%. This increase reflects rapid store expansion and stronger category management practices, such as tailored product offerings within the stores.

#### GROSS PROFIT

*Cost of sales* increased 21.8% to Ps. 21,111 million in 2005, in line with total revenue growth, compared with Ps. 17,334 million in 2004. As a result, gross profit reached Ps. 7,623 million in 2005, which represented a 21.7% increase from 2004. Gross margin remained in line with 2004 levels at 26.5%.

#### INCOME FROM OPERATIONS

*Operating expenses* increased 19.5% to Ps. 6,364 million in 2005 compared with Ps. 5,324 million in 2004. Administrative expenses increased 4.8% to Ps. 585 million in 2005 compared with Ps. 558 million in 2004. Administrative expenses now include the corporate management fee, which is no longer reported as a separate line item for consistency with our 20-F SEC disclosure. Selling expenses increased 21.3% to Ps. 5,779 million in 2005 compared with Ps. 4,766 million in 2004. At 20.1% of total revenues, selling expenses remained in line with 2004 levels.

*Income from operations* increased 33.8% to Ps. 1,259 million in 2005 compared with Ps. 941 million in 2004. This increase was above revenue growth, and contributed to a 0.4 percentage point increase in operating margin which reached 4.4% in 2005 compared with 4.0% in 2004.

# Deloitte.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Stockholders of Fomento Económico Mexicano, S.A. de C.V.:**

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S.A. de C.V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2005, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the following subsidiaries of the Company: 1) FEMSA Comercio, S.A. de C.V. and subsidiaries, FEMSA Empaques, S.A. de C.V. and subsidiaries, Quimiproductos, S.A. de C.V. and Servicios Aéreos Regiomontanos, S.A. de C.V. for each of the three years in the period ended December 31, 2005; 2) the subsidiaries spun off from FEMSA Empaques, S.A. de C.V., as mentioned in Note 1, for each of the two years in the period ended December 31, 2004; and 3) FEMSA Logística, S.A. de C.V. and subsidiaries, Centro de Servicios Diesel, S.A. de C.V., Operadora Logística CCM, S.A. de C.V., Servicios Logísticos CCM, S.A. de C.V. and Centro de Servicios Compartidos, S.A. de C.V. for the year ended December 31, 2005. The subsidiaries we did not audit represented approximately 10% and 14% of the consolidated total assets as of December 31, 2005 and 2004, respectively, and 28%, 27% and 26% of the consolidated total revenues for each of the three years in the period ended December 31, 2005, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

Effective January 1, 2005, the Company adopted the provisions of certain new or revised accounting standards resulting in the following changes in accounting:

- As mentioned in Note 7 Q), the initial effect of adopting Bulletin C-10, "Derivative Financial Instruments and Hedging Activities," resulted in the recognition of an asset for derivative financial instruments of Ps. 80 million, net of taxes of which Ps. 46 million was recorded in the income statement as a change in accounting principle and Ps. 34 million was recorded in other comprehensive income.
- As mentioned in Note 7 I), the Company discontinued amortizing goodwill as of January 1, 2005 and now performs an annual impairment test in accordance with Bulletin B-7, "Business Acquisitions." The amount of goodwill amortization in 2004 and 2003 was Ps. 14 million and Ps. 15 million, respectively.
- As mentioned in Note 7 L), revised Bulletin D-3, "Labor Obligations," requires the recognition of a labor obligation for severance indemnities, other than restructuring. The liability as a result of adopting this bulletin recorded by the Company was Ps. 394 million and the additional expense recorded in the income statement was Ps. 12 million.

As mentioned in Note 4, Coca-Cola FEMSA, S.A. de C.V. acquired Panamerican Beverages, Inc. on May 6, 2003, incorporating its results of operations since the date of acquisition, as a result of which the consolidated statements of income and changes in financial position for the years ended December 31, 2005, 2004 and 2003, are not comparable.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles general and accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005, and the determination of stockholders' equity as of December 31, 2005 and 2004, to the extent summarized in Note 28.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 5. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu



C. P. C. Gabriel González Martínez
Monterrey, N.L., Mexico
February 15, 2006

# CONSOLIDATED BALANCE SHEETS

| *At December 31, 2005 and 2004. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.* | | **2005** | | | | 2004 |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| Current Assets: | | | | | | |
| Cash and cash equivalents | **$** | **766** | **Ps.** | **8,140** | Ps. | 7,111 |
| Accounts receivable | | **490** | | **5,202** | | 4,712 |
| Inventories | | **724** | | **7,696** | | 7,777 |
| Recoverable taxes | | **80** | | **849** | | 1,084 |
| Other current assets | | **80** | | **853** | | 579 |
| Total current assets | | **2,140** | | **22,740** | | 21,263 |
| Investments in shares | | **71** | | **758** | | 793 |
| Property, plant and equipment | | **4,209** | | **44,730** | | 46,292 |
| Intangible assets | | **4,605** | | **48,937** | | 48,456 |
| Deferred income tax asset | | **116** | | **1,230** | | 1,503 |
| Other assets | | **715** | | **7,603** | | 6,768 |
| **TOTAL ASSETS** | **$** | **11,856** | **Ps.** | **125,998** | Ps. | 125,075 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | |
| Current Liabilities: | | | | | | |
| Bank loans | **$** | **62** | **Ps.** | **663** | Ps. | 6,186 |
| Interest payable | | **38** | | **401** | | 407 |
| Current maturities of long-term debt | | **397** | | **4,220** | | 3,665 |
| Suppliers | | **845** | | **8,983** | | 8,180 |
| Taxes payable | | **189** | | **2,009** | | 2,724 |
| Accounts payable, accrued expenses and other liabilities | | **336** | | **3,563** | | 3,231 |
| Total current liabilities | | **1,867** | | **19,839** | | 24,393 |
| Long-Term Liabilities: | | | | | | |
| Bank loans and notes payable | | **2,798** | | **29,732** | | 37,502 |
| Deferred income tax liability | | **308** | | **3,275** | | 4,300 |
| Labor liabilities | | **230** | | **2,447** | | 2,014 |
| Other liabilities | | **330** | | **3,513** | | 2,988 |
| Total long-term liabilities | | **3,666** | | **38,967** | | 46,804 |
| Total liabilities | | **5,533** | | **58,806** | | 71,197 |
| Stockholders' Equity: | | | | | | |
| Minority interest in consolidated subsidiaries | | **1,820** | | **19,341** | | 17,218 |
| Majority interest: | | | | | | |
| Capital stock | | **466** | | **4,953** | | 4,612 |
| Additional paid-in capital | | **1,939** | | **20,606** | | 13,110 |
| Retained earnings from prior years | | **2,351** | | **24,983** | | 19,633 |
| Net income | | **522** | | **5,549** | | 6,027 |
| Cumulative other comprehensive loss | | **(775)** | | **(8,240)** | | (6,722) |
| Majority interest | | **4,503** | | **47,851** | | 36,660 |
| Total stockholders' equity | | **6,323** | | **67,192** | | 53,878 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$** | **11,856** | **Ps.** | **125,998** | Ps. | 125,075 |

*The accompanying notes are an integral part of these consolidated balance sheets.*
*Monterrey, N.L., Mexico, February 15, 2006.*



José Antonio Fernández Carbajal
Chief Executive Officer



Javier Astaburuaga Sanjines
Chief Financial Officer

| *For the years ended December 31, 2005, 2004 and 2003. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005, except per share data.* | | **2005** | | | 2004 | | 2003 |
|---|---|---|---|---|---|---|---|
| Net sales | **$** | **9,884** | **Ps.** | **105,045** | Ps. 96,201 | Ps. | 82,041 |
| Other operating revenues | | **51** | | **537** | 632 | | 455 |
| Total revenues | | **9,935** | | **105,582** | 96,833 | | 82,496 |
| Cost of sales | | **5,288** | | **56,195** | 51,222 | | 42,700 |
| Gross profit | | **4,647** | | **49,387** | 45,611 | | 39,796 |
| Operating expenses: | | | | | | | |
| Administrative | | **667** | | **7,085** | 6,873 | | 5,905 |
| Selling | | **2,513** | | **26,715** | 24,502 | | 20,818 |
| | | **3,180** | | **33,800** | 31,375 | | 26,723 |
| Income from operations | | **1,467** | | **15,587** | 14,236 | | 13,073 |
| Integral result of financing: | | | | | | | |
| Interest expense | | **(425)** | | **(4,520)** | (3,894) | | (2,679) |
| Interest income | | **60** | | **638** | 572 | | 770 |
| Foreign exchange gain (loss) | | **34** | | **357** | (14) | | (2,752) |
| Gain on monetary position | | **104** | | **1,117** | 2,004 | | 1,038 |
| | | **(227)** | | **(2,408)** | (1,332) | | (3,623) |
| Other expenses, net | | **(45)** | | **(483)** | (813) | | (598) |
| Income before taxes and employee profit sharing | | **1,195** | | **12,696** | 12,091 | | 8,852 |
| Taxes and employee profit sharing | | **431** | | **4,584** | 2,533 | | 3,785 |
| Income before change in accounting principle | | **764** | | **8,112** | 9,558 | | 5,067 |
| Change in accounting principle, net of taxes | | **4** | | **46** | — | | — |
| Consolidated net income | **$** | **768** | **Ps.** | **8,158** | Ps. 9,558 | Ps. | 5,067 |
| Net majority income | | **522** | | **5,549** | 6,027 | | 3,408 |
| Net minority income | | **246** | | **2,609** | 3,531 | | 1,659 |
| Consolidated net income | **$** | **768** | **Ps.** | **8,158** | Ps. 9,558 | Ps. | 5,067 |
| Net majority income (U.S. dollars and constant Mexican pesos): | | | | | | | |
| Per Series "B" share: | | | | | | | |
| Before change in accounting principle | **$** | **0.08** | **Ps.** | **0.86** | Ps. 1.01 | Ps. | 0.57 |
| Cumulative effect of change in accounting principle | | **—** | | **0.01** | — | | — |
| Net majority income | | **0.08** | | **0.87** | 1.01 | | 0.57 |
| Per Series "D" share: | | | | | | | |
| Before change in accounting principle | **$** | **0.10** | **Ps.** | **1.08** | Ps. 1.27 | Ps. | 0.72 |
| Cumulative effect of change in accounting principle | | **—** | | **0.01** | — | | — |
| Net majority income | | **0.10** | | **1.09** | 1.27 | | 0.72 |

*The accompanying notes are an integral part of these consolidated income statements.*

| *For the years ended December 31, 2005, 2004 and 2003. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.* | **2005** | | 2004 | 2003 |
|---|---|---|---|---|
| Resources Generated by (Used in) Operating Activities: | | | | |
| Consolidated net income | **$ 768** | **Ps. 8,158** | Ps. 9,558 | Ps. 5,067 |
| Depreciation | **390** | **4,147** | 3,882 | 3,435 |
| Amortization and other | **240** | **2,555** | 2,566 | 2,183 |
| Impairment of long-lived assets | **5** | **55** | 503 | 859 |
| Deferred income tax | **(27)** | **(288)** | (1,006) | 497 |
| | **1,376** | **14,627** | 15,503 | 12,041 |
| *Working capital:* | | | | |
| Accounts receivable | **(36)** | **(378)** | (110) | 419 |
| Inventories | **(32)** | **(344)** | (1,270) | (1,002) |
| Recoverable taxes, net | **(45)** | **(481)** | 1,005 | (670) |
| Prepaid expenses | **(7)** | **(76)** | 95 | 136 |
| Suppliers and other liabilities | **70** | **739** | 908 | (1,141) |
| Interest payable | **(1)** | **(6)** | (34) | 122 |
| Labor liabilities | **(33)** | **(353)** | (260) | (118) |
| Net resources generated by operating activities | **1,292** | **13,728** | 15,837 | 9,787 |
| Resources Generated by (Used in) Investing Activities: | | | | |
| Investments in shares | **2** | **20** | 175 | — |
| Property, plant and equipment | **(343)** | **(3,641)** | (3,507) | (4,393) |
| Intangible assets | **(37)** | **(395)** | (539) | (550) |
| Other assets | **(232)** | **(2,469)** | (3,101) | (2,513) |
| Acquisition of FEMSA Cerveza minority interest | **—** | **—** | (15,242) | — |
| Acquisition of Panamerican Beverages, Inc. | **—** | **—** | — | (32,228) |
| Net resources used in investing activities | **(610)** | **(6,485)** | (22,214) | (39,684) |
| Resources Generated by (Used in) Financing Activities: | | | | |
| Bank loans paid | **(1,271)** | **(13,504)** | (18,045) | (15,734) |
| Bank loans acquired | **180** | **1,909** | 25,100 | 32,930 |
| Amortization in real terms of long-term liabilities | **(121)** | **(1,280)** | (1,943) | (1,166) |
| Increase in capital stock | **737** | **7,837** | — | — |
| Dividends declared and paid | **(96)** | **(1,022)** | (871) | (1,164) |
| Cumulative translation adjustment | **(12)** | **(127)** | (189) | (503) |
| Capital contribution by Coca-Cola FEMSA's minority interest | **—** | **—** | 609 | 7,654 |
| Other liabilities | **(2)** | **(27)** | 301 | (48) |
| Net resources generated by (used in) financing activities | **(585)** | **(6,214)** | 4,962 | 21,969 |
| Cash and cash equivalents: | | | | |
| Net increase (decrease) | **97** | **1,029** | (1,415) | (7,928) |
| Initial balance | **669** | **7,111** | 8,526 | 16,454 |
| Ending balance | **$ 766** | **Ps. 8,140** | Ps. 7,111 | Ps. 8,526 |

*The accompanying notes are an integral part of these consolidated statements of changes in financial position.*

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| *For the years ended December 31, 2005, 2004 and 2003.*<br>*Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2005.* | | *Capital Stock* | | *Additional Paid-in Capital* |
|---|---|---|---|---|
| Balances at December 31, 2002 | Ps. | 4,612 | Ps. | 11,247 |
| Transfer of prior year net income | | | | |
| Dividends declared and paid | | | | |
| Capital contribution by The Coca-Cola Company | | | | 1,863 |
| Comprehensive income | | | | |
| Balances at December 31, 2003 | | 4,612 | | 13,110 |
| Transfer of prior year net income | | | | |
| Dividends declared and paid | | | | |
| Capital contribution by Coca-Cola FEMSA's minority interest | | | | |
| Acquisition of FEMSA Cerveza minority interest | | | | |
| Comprehensive income | | | | |
| Balances at December 31, 2004 | | 4,612 | | 13,110 |
| Transfer of prior year net income | | | | |
| Dividends declared and paid | | | | |
| Increase in capital stock | | 341 | | 7,496 |
| Comprehensive income | | | | |
| **Balances at December 31, 2005** | **Ps.** | **4,953** | **Ps.** | **20,606** |

*The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.*

| *Retained Earnings from Prior Years* | *Net Income* | *Cumulative Other Comprehensive Income (Loss)* | *Majority Interest* | *Minority Interest in Consolidated Subsidiaries* | *Total Stockholders' Equity* |
|---|---|---|---|---|---|
| Ps. 14,034 | Ps. 3,203 | Ps. (6,978) | Ps. 26,118 | Ps. 11,170 | Ps. 37,288 |
| 3,203 | (3,203) | | — | | — |
| (441) | | | (441) | (723) | (1,164) |
| | | | 1,863 | 5,791 | 7,654 |
| | 3,408 | 239 | 3,647 | 2,948 | 6,595 |
| 16,796 | 3,408 | (6,739) | 31,187 | 19,186 | 50,373 |
| 3,408 | (3,408) | | — | | — |
| (571) | | | (571) | (300) | (871) |
| | | | | 609 | 609 |
| | | | — | (6,135) | (6,135) |
| | 6,027 | 17 | 6,044 | 3,858 | 9,902 |
| 19,633 | 6,027 | (6,722) | 36,660 | 17,218 | 53,878 |
| 6,027 | (6,027) | | — | | — |
| (677) | | | (677) | (345) | (1,022) |
| | | | 7,837 | | 7,837 |
| | 5,549 | (1,518) | 4,031 | 2,468 | 6,499 |
| **Ps. 24,983** | **Ps. 5,549** | **Ps. (8,240)** | **Ps. 47,851** | **Ps. 19,341** | **Ps. 67,192** |

*For the years ended December 31, 2005, 2004 and 2003.*
*Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.*

## NOTE 1. ACTIVITIES OF THE COMPANY.

Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") is a Mexican holding company. The principal activities of FEMSA and its subsidiaries (the "Company"), as an economic unit, are carried out by operating subsidiaries and grouped under direct and indirect holding company subsidiaries (the "Subholding Companies") of FEMSA. The following is a description of such activities, together with the ownership interest in each Subholding Company:

| SUBHOLDING COMPANY | % OWNERSHIP | ACTIVITIES |
|---|---|---|
| Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries ("Coca-Cola FEMSA") | 45.7% (53.6% of the voting shares) | Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. The Coca-Cola Company indirectly owns 39.6% of Coca-Cola FEMSA's capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA's capital stock are listed on the Bolsa Mexicana de Valores, S.A. de C.V. ("BMV") and The New York Stock Exchange, Inc. ("NYSE"). |
| FEMSA Cerveza, S.A. de C.V. and Subsidiaries ("FEMSA Cerveza") | 100% | Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 16 different brands of beer, of which the five most important are: Tecate, Sol, Carta Blanca, Superior and Indio. |
| FEMSA Comercio, S.A. de C.V. and Subsidiaries ("FEMSA Comercio") | 100% | Operation of a chain of convenience stores under the trade name "OXXO." |
| Other Companies | 100% | Companies engaged in the production and distribution of packaging materials primarily to the beverage industry, including products such as labels, plastic cases, coolers and commercial refrigeration equipment; as well as, transportation logistic and maintenance services to FEMSA's subsidiaries and to third parties. |

On December 20, 2004 as a result of a spin-off, the Subholding Companies engaged in the production of aluminum beverage cans, caps and glass beverage bottles are now consolidated in FEMSA Cerveza. Therefore, the information relating to FEMSA Cerveza for the year ended December 31, 2003 has been reclassified in order to make it comparable to the presentation for 2005 and 2004.

### NOTE 2. EQUITY OFFERING.

On May 25, 2005, the Company completed an equity offering, obtaining net proceeds of Ps. 7,837, which were used to repay the bridge loans incurred in connection with the acquisition of a 30% equity interest in FEMSA Cerveza (see Note 3) and to repay other indebtedness.

As a result of the equity offering, capital stock increased Ps. 341, represented by 666,400,000 shares, equivalent to 80,500,000 BD units and 52,780,000 B units; and additional paid-in capital increased Ps. 7,496, which was recorded net of the direct transaction costs and taxes of Ps. 20.

### NOTE 3. ACQUISITION OF FEMSA CERVEZA MINORITY INTEREST.

On August 31, 2004, the Company consummated a series of transactions with Interbrew S.A. ("Interbrew"), Labatt Brewing Company Limited ("Labatt") and certain of their affiliates pursuant to a series of agreements entered into on May 24, 2004 to terminate the existing arrangements among affiliates of FEMSA and Interbrew. As a result of these transactions FEMSA indirectly owns 100% of FEMSA Cerveza; and Interbrew indirectly owns 100% of Labatt USA LLC and Latrobe Brewing Company LLC (together, "Labatt USA"), its distribution subsidiary in the United States of America.

The Company paid Interbrew Ps. 15,014 and incurred transaction costs of Ps. 228, which consisted of financial, advisory and legal fees, capitalized as adjustments to the purchase price.

The acquisition was accounted for by the purchase method and the Company identified trademarks and distribution rights as intangible assets with indefinite lives, for a total amount of Ps. 9,705. No goodwill was recognized as a result of the acquisition.

### NOTE 4. ACQUISITION OF PANAMERICAN BEVERAGES, INC.

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. ("Panamco") for Ps. 32,084. As part of the acquisition, the Company assumed Ps. 9,875 of net debt and incurred transaction costs of Ps. 424, which consisted of financial, advisory and legal fees, capitalized as adjustments to the purchase price.

Panamco produced and distributed Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water and other beverage in some of these territories and beer in Brazil.

The transaction was financed with an equity contribution from FEMSA of Ps. 3,020, an exchange of The Coca-Cola Company's equity interests in Panamco valued at Ps. 7,654 for new shares of Coca-Cola FEMSA, cash on hand of Ps. 3,066 and additional indebtedness of Ps. 18,768.

Coca-Cola FEMSA's capital was increased through an issuance of 421.374 million shares, of which 117.328 million shares were subscribed by FEMSA and 304.046 million shares were subscribed by The Coca-Cola Company at a price of 2.216 U.S. dollars per share. The Coca-Cola Company's contribution to Coca-Cola FEMSA was greater than FEMSA's contribution. As a result FEMSA's ownership of its outstanding capital stock in Coca-Cola FEMSA decreased from 51.0% to 45.7% and ownership decreased from 63.0% to 53.6% of its capital stock with full voting rights.

The exchange of equity interests of The Coca-Cola Company generated additional paid-in capital in majority stockholders' equity, since the shares were subscribed at a value greater than the book value of the shares at the subscription date.

The results of Panamco's operations were included in the consolidated financial statements since the date of acquisition, as a result of which the consolidated income statements and the consolidated statements of changes in financial position for the years ended December 31, 2005 and 2004 are not comparable with those for the year ended December 31, 2003.

The Company accounted for the acquisition by the purchase method and allocated the purchase price to the fair value of the assets acquired and the liabilities assumed. The fair value adjustments include recognition of an intangible asset with an indefinite life for a total amount of Ps. 37,153 included in the financial statements as "Rights to produce and distribute Coca-Cola trademark products" and the reduction to fair value of certain assets consisting primarily of facilities that the Company considered non-strategic as well as the elimination of certain intangible assets that were generated from previous acquisitions, made by Panamco.

## Note 5. Basis of Presentation.

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"), as further explained in Note 27. A reconciliation from Mexican GAAP to U.S. GAAP is included in Note 28.

The consolidated financial statements are stated in millions of Mexican pesos ("Ps."). The translation of Mexican pesos into U.S. dollars ("$") are included solely for the convenience of the reader, using the noon buying exchange rate published by Bank of New York of 10.6275 pesos per U.S. dollar.

The consolidated financial statements include the financial statements of FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

## Note 6. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in the currency of the country where they are located and in accordance with accounting principles generally accepted in each country. For incorporation into the FEMSA consolidated financial statements, each foreign subsidiary's individual financial statements are adjusted to Mexican GAAP and restated to the purchasing power of the local currency applying inflation factors of the country of origin and are subsequently translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders' equity as part of other comprehensive income.

The accounting treatment for the integral result of financing when the Company designates a net investment in an acquired foreign subsidiary as an economic hedge to finance its acquisition, is as follows:

- The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing; and
- The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in that subsidiary covers the debt outstanding. The monetary position result corresponding to the unhedged portion of such debt is calculated using the inflation factors of the country of the company that enters into the financing. The total effect is recorded in the integral result of financing.

As of the date of these consolidated financial statements, the Company has not designated any investment in a foreign subsidiary as an economic hedge.

The monetary position result and exchange gain or loss generated by foreign subsidiaries associated with intercompany financing foreign currency denominated balances that are recorded in the cumulative translation adjustment in stockholders' equity as part of other comprehensive income are considered a long-term-investment since settlement is not planned or anticipated in the foreseeable future due to such financing balances.

In February 2003, the Venezuelan government fixed the exchange rate of 1,600 Venezuelan bolivars per U.S. dollar. Due to the uncertainties regarding the availability of U.S. dollars at the official rate, the Company used the last available market-closing rate of 1,853 bolivars per U.S. dollar to translate the financial statements for its Venezuelan subsidiary.

## Note 7. Significant Accounting Policies.

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

**A) RECOGNITION OF THE EFFECTS OF INFLATION:**

The recognition of the effects of inflation in the financial information consists of:

- Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated;
- Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of the appropriate inflation factors;
- Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon the inflation factors; and
- Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in currency of constant purchasing power by applying inflation factors of the country of origin and the exchange rate in effect at the date of the most recent balance sheet presented.

**B) CASH AND CASH EQUIVALENTS:**

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices with original maturities of three months or less.

As of December 31, 2005, the Company had restricted cash of approximately Ps. 71 (denominated in Venezuelan bolivars) which was pledged as collateral of account payable suppliers.

**C) INVENTORIES AND COST OF SALES:**

The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials are included in the inventory account and are restated by applying inflation factors, considering their average age.

Cost of sales is determined based on replacement cost at the time of sale. Cost of sales includes expenses related to raw materials used in the production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and inter and intra-plant transfer costs.

**D) OTHER CURRENT ASSETS:**

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 7 Q).

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, promotional and leasing expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in results of operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally one year.

**E) BOTTLES AND CASES:**

Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. FEMSA Cerveza classifies bottles and cases as inventories, and Coca-Cola FEMSA classifies them as property, plant and equipment.

There are two types of returnable bottles and cases:

- Those that are in the Company's control in its facilities, which are referred to as bottles and cases in plant and distribution centers; and
- Those that have been placed in the hands of customers, which are referred to as bottles and cases in the market.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2005, 2004 and 2003 breakage expense amounted to Ps. 697, Ps. 613 and Ps. 491, respectively.

FEMSA Cerveza's returnable bottles and cases in the market are recognized as inventory and are subject to an agreement with a retailer pursuant to which FEMSA Cerveza retains ownership. These bottles and cases are monitored by sales personnel during their periodic visits, and if any breakage is identified, it is charged to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers. Until 2004, for tax purposes, the cost of the bottles was deducted at the time of purchase. As of January 1, 2005, FEMSA Cerveza, as allowed by the tax law, decided to change its tax criteria for bottles deduction, considering them as fixed assets and computing depreciation using the straight-line method at a rate of 10% per year. The change does not impact the total amount of taxes owed, but does generate surcharges. The total amount paid as a surcharge was Ps. 177, of which Ps. 121 was recorded in net income as of December 31, 2004.

Coca-Cola FEMSA's returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received, which represent most of the bottles and cases placed in the market, are expensed when placed in the hands of customers. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year.

The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately five years for beer returnable bottles, four years for soft drinks returnable glass bottles and plastic cases, and one year for soft drink returnable plastic bottles.

#### F) INVESTMENTS IN SHARES:

Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value if they have an observable market value or based upon the inflation factors of the country of origin, with such adjustments reflected in the income statement.

#### G) PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin, except returnable bottles and cases of Coca-Cola FEMSA (see Note 7 E), are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated using the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company, together with independent appraisers, estimates depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the Company's principal assets are as follows:

| | *Years* |
|---|---|
| Buildings and construction | 40–50 |
| Machinery and equipment | 12–20 |
| Distribution equipment | 10–12 |
| Refrigeration equipment | 4–5 |
| Information technology equipment | 3–4 |

**H) OTHER ASSETS:**

Other assets represent payments whose benefits will be received in future years and consist of the following:

- Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are considered monetary assets and amortized under two methods, in accordance with the terms of such agreements:
  - Actual volume method, which amortizes the proportion of the volume actually sold to the retailer over the volume target (approximately 85% of the agreements of FEMSA Cerveza are amortized on this basis); and
  - Straight-line method, which amortizes the asset over the life of the contract (the remaining 15% of the agreements of FEMSA Cerveza and 100% of the agreements of Coca-Cola FEMSA are amortized on this basis).

  In addition, for agreements amortized based on the actual volume method, the Company periodically compares the amortization calculated based on the actual volume method against the amortization that would have resulted under the straight-line method and records a provision to the extent that the recorded amortization is less than what would have resulted under the straight-line method.

  The amortization is recorded reducing net sales, which during the years ended December 31, 2005, 2004 and 2003, amounted to Ps. 1,173, Ps. 1,393 and Ps. 1,420, respectively.

- Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, over the shorter of the useful life of the assets or a term that is equivalent to the lease period.

**I) INTANGIBLE ASSETS:**

These assets represent payments whose benefits will be received in future years. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of:

- Start-up expenses, which represent costs incurred prior to the opening of an OXXO store, including rent, permits and licenses. Such amounts are restated applying inflation factors and are amortized on a straight-line basis in accordance with the terms of the lease contract; and
- Information technology and management systems costs incurred during the development stage. Such amounts are restated applying inflation factors and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization, including research expenses, are expensed as incurred.

Intangible assets with indefinite lives are not amortized and are subject to periodic impairment testing. The Company's intangible assets with indefinite lives mainly consist of:

- Coca-Cola FEMSA's rights to produce and distribute Coca-Cola trademark products in the territories acquired through the Panamco acquisition (see Note 4) are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years and are automatically renewable for 10-year terms, subject to non-renewal by either party. These agreements are recorded in the functional currency of the subsidiary in which the investment was made and were restated by applying inflation factors of the country of origin using the exchange rate in effect at the date of the most recent balance sheet presented;
- Trademarks and distribution rights, recognized as a result of the acquisition of the 30% of FEMSA Cerveza (see Note 3) and payments made by FEMSA Cerveza in the acquisition of the previously granted franchise are restated based on the inflation factors; and
- Trademark rights, leasing administration rights and industrial property rights paid by FEMSA Comercio in the acquisition of convenience store chains.

Goodwill represents the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an identifiable intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying inflation factors of the country of origin and using the exchange rate in effect at the date of the most recent balance sheet presented. Until December 31, 2004 goodwill was amortized using the straight-line method over a period no more than 20 years. The amount of goodwill amortization in 2004 and 2003 was Ps. 14 and Ps. 15, respectively.

#### J) IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL:

The Company reviews the carrying value of its long-lived assets for impairment and determines whether an impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment, identifiable intangible assets and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For goodwill, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit exceeds its implied fair value.

Impairment charges regarding long-lived assets and goodwill are recognized in other expenses.

#### K) PAYMENTS FROM THE COCA-COLA COMPANY:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA's refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 952, Ps. 958 and Ps. 1,307 during the years ended December 31, 2005, 2004 and 2003, respectively.

#### L) LABOR LIABILITIES:

Labor liabilities include obligations for pension and retirement plans, seniority premiums, post-retirement medical services and beginning in 2005 severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method. Beginning January 1, 2005, revised Bulletin D-3 establishes that severance payments resulting from situations other than a restructuring should be charged to the income statement in accordance with actuarial calculations based on the Company's severance indemnity history of the last three years. Until December 31, 2004 such severance indemnities were charged to expenses on the date when a decision was taken.

Labor liabilities are considered to be non-monetary and are restated using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations and unamortized prior service costs are recorded as expenses over the period during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years and 20 years for postretirement medical services, both since 1996, and 19 years for severance indemnities since 2005.

Certain subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts with the employees named as beneficiaries.

Severance indemnities resulting from a restructuring program are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses. During the years ended December 31, 2005, 2004 and 2003, these payments amounted to Ps. 121, Ps. 158 and Ps. 109, respectively.

#### M) REVENUE RECOGNITION:

Revenue is recognized in accordance with stated shipping terms, as follows:

- For domestic sales, upon delivery to the customer and once the customer has taken ownership of the goods (FOB destination). Domestic revenues are defined as the sales generated by the Company for sales realized in the country where the subsidiaries operate; as of December 31, 2005, 2004 and 2003, domestic revenues represented approximately 96%, 97% and 97% of total consolidated revenues, respectively.
- For export sales, upon shipment of goods to customers (FOB shipping point), and transfer of ownership and risk of loss.

Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

#### N) OPERATING EXPENSES:

Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company's products, professional service fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.

Selling expenses include:

- Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2005, 2004 and 2003, these distribution costs amounted to Ps. 9,252, Ps. 8,692 and Ps. 7,900, respectively;
- Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and
- Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

#### O) INCOME TAX, TAX ON ASSETS AND EMPLOYEE PROFIT SHARING:

Income tax and employee profit sharing are charged to results as they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits for which there is uncertainty as to their realizability. Deferred employee profit sharing is derived from temporary differences between the accounting result and income for employee profit sharing purposes and is recognized only when it can be reasonably assumed that the temporary differences will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as a reduction of the deferred tax liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision to be included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account.

FEMSA has authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on assets returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company. Prior to January 2005, for its Mexican subsidiaries, the proportional taxable income or loss was limited to 60% of the stockholders' ownership. Beginning in 2005, such limitation was eliminated.

**P) INTEGRAL RESULT OF FINANCING:**

The integral result of financing includes:

- Interest: *Interest income and expense are recorded when earned or incurred, respectively;*
- Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted using the exchange rate in effect at the date of the most recent balance sheet presented, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 6); and
- Gain or Loss on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 6). The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

**Q) DERIVATIVE FINANCIAL INSTRUMENTS:**

On January 1, 2005, Bulletin C-10, "Instrumentos Financieros Derivados y Operaciones de Cobertura" (Derivative Financial Instruments and Hedging Activities) went into effect. Accordingly, the Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at their fair value. Changes in the fair value of derivative financial instruments are recorded each year in *net income or as part of other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge.*

Prior to Bulletin C-10, the Company's derivative financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair values were disclosed in the notes to the financial statements. Additionally, derivative financial instruments entered into for purposes other than hedging were valued and recorded at fair value. The difference between the derivative financial instrument's initial value and fair value was recorded in the income statement.

Beginning in 2005, the Company has recorded the effect of its embedded derivative financial instruments, which result from implicit or explicit terms in its contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative financial instrument. An embedded derivate that meets certain criteria is separated from the host contract and accounted for as derivative financial instrument.

The cumulative effect, net of taxes of adopting Bulletin C-10 was the recognition of an asset of Ps. 80, of which Ps. 46 was recorded in the 2005 income statement as a change in accounting principle and Ps. 34 was recorded in other comprehensive income.

**R) CUMULATIVE OTHER COMPREHENSIVE LOSS:**

The cumulative balances of the components of majority other comprehensive loss are as follows:

| | | **2005** | | 2004 |
|---|---|---|---|---|
| Cumulative result of holding non-monetary assets | **Ps.** | **(6,774)** | Ps. | (5,840) |
| Loss on cash flow hedges | | **(440)** | | — |
| Cumulative translation adjustment | | **(900)** | | (795) |
| Additional labor liability over unrecognized net transition obligation | | **(126)** | | (87) |
| | **Ps.** | **(8,240)** | Ps. | (6,722) |

The cumulative results of holding non-monetary assets represents the sum of the difference between book values and restatement values, as determined by applying inflation factors to non-monetary assets such as inventories and fixed assets, and their effects on the income statement when the assets are consumed or depreciated, net of the corresponding deferred income tax effect.

**S) PROVISIONS:**

Provisions are recognized for obligations that result from a past event that will likely result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

**T) ISSUANCES OF SUBSIDIARY STOCK:**

The Company recognizes issuances of a subsidiary's stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

## NOTE 8. ACCOUNTS RECEIVABLE.

| | | **2005** | | 2004 |
|---|---|---|---|---|
| Trade | **Ps.** | **4,252** | Ps. | 3,895 |
| Allowance for doubtful accounts | | **(456)** | | (443) |
| Notes receivable | | **336** | | 479 |
| The Coca-Cola Company | | **399** | | 240 |
| Guarantee deposits | | **217** | | 38 |
| Loans to employees | | **36** | | 39 |
| Travel advances to employees | | **32** | | 29 |
| Insurance claims | | **71** | | 33 |
| Other | | **315** | | 402 |
| | **Ps.** | **5,202** | Ps. | 4,712 |

The changes in the allowance for doubtful accounts are as follows:

| | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Initial balance | **Ps.** | **443** | Ps. | 501 | Ps. | 404 |
| Provision for the period | | **183** | | 200 | | 246 |
| Write-off of uncollectible accounts | | **(148)** | | (192) | | (139) |
| Restatement of the initial balance | | **(22)** | | (66) | | (10) |
| Ending balance | **Ps.** | **456** | Ps. | 443 | Ps. | 501 |

## NOTE 9. INVENTORIES.

| | | **2005** | | 2004 |
|---|---|---|---|---|
| Finished products | **Ps.** | **3,008** | Ps. | 2,436 |
| Raw materials | | **3,010** | | 3,695 |
| Bottles and cases of FEMSA Cerveza | | **1,514** | | 1,413 |
| Advances to suppliers | | **65** | | 160 |
| Work in process | | **217** | | 190 |
| Advertising and promotional materials | | **7** | | 6 |
| Allowance for obsolescence | | **(125)** | | (123) |
| | **Ps.** | **7,696** | Ps. | 7,777 |

## NOTE 10. OTHER CURRENT ASSETS.

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Advertising and promotional expenses | Ps. | **339** | Ps. | 299 |
| Derivative financial instruments | | **199** | | — |
| Agreements with customers | | **81** | | 109 |
| Deferred promotional expenses | | **48** | | 41 |
| Prepaid leases | | **79** | | 74 |
| Prepaid insurance | | **16** | | 12 |
| Advances to suppliers | | **46** | | 7 |
| Other | | **45** | | 37 |
| | Ps. | **853** | Ps. | 579 |

The advertising and promotional expenses recorded in the income statements for the years ended December 31, 2005, 2004 and 2003 amounted to Ps. 3,096, Ps. 3,168 and Ps. 2,866, respectively.

## NOTE 11. INVESTMENTS IN SHARES.

| COMPANY | *Ownership* | | 2005 | | 2004 |
|---|---|---|---|---|---|
| FEMSA Cerveza: | | | | | |
| Affiliated companies of FEMSA Cerveza (1) | Various | Ps. | **187** | Ps. | 149 |
| Río Blanco Trust (waste water treatment plant) (1) | 19.12% | | **75** | | 135 |
| Other (2) | Various | | **14** | | 22 |
| Coca-Cola FEMSA: | | | | | |
| Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") (1) | 33.68% | | **150** | | 149 |
| Kaiser Participações, S.A. (1) | 12.14% | | **81** | | 102 |
| Industria Mexicana de Reciclaje, S.A. de C.V. (2) | 35.0% | | **83** | | 54 |
| Compañía de Servicios de Bebidas Refrescantes S.A. de C.V. ("Salesko") (2) | 26.0% | | **21** | | — |
| Beta San Miguel, S.A. de C.V. ("Beta San Miguel") (1) | 2.54% | | **64** | | 64 |
| Complejo Industrial Can, S.A. ("CICAN") (1) | 48.10% | | **35** | | 37 |
| Tapón Corona de Colombia, S.A. ("Tapón Corona") (1) | | | **—** | | 25 |
| Other (2) | Various | | **7** | | 12 |
| Other investments (2) | Various | | **41** | | 44 |
| | | Ps. | **758** | Ps. | 793 |

*Valuation method:*
*(1) Equity method.*
*(2) Restated acquisition cost (there is no readily determinable market value).*

## NOTE 12. PROPERTY, PLANT AND EQUIPMENT.

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Land | Ps. | **5,763** | Ps. | 5,711 |
| Buildings, machinery and equipment | | **65,985** | | 65,311 |
| Accumulated depreciation | | **(31,926)** | | (30,154) |
| Refrigeration equipment | | **3,533** | | 3,205 |
| Accumulated depreciation | | **(1,664)** | | (1,469) |
| Construction in progress | | **1,269** | | 1,773 |
| Bottles and cases of Coca-Cola FEMSA | | **1,047** | | 1,075 |
| Long-lived assets stated at realizable value | | **723** | | 840 |
| | Ps. | **44,730** | Ps. | 46,292 |

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business and are available for sale, comprised of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are not in use, and have been recorded at their estimated realizable value without exceeding their restated acquisition cost, are as follows:

| | | **2005** | | 2004 |
|---|---|---|---|---|
| FEMSA and others | **Ps.** | **293** | Ps. | 304 |
| FEMSA Cerveza | | **250** | | 272 |
| Coca-Cola FEMSA | | **180** | | 264 |
| | **Ps.** | **723** | Ps. | 840 |
| Land | **Ps.** | **525** | Ps. | 513 |
| Buildings | | **173** | | 269 |
| Equipment | | **25** | | 58 |
| | **Ps.** | **723** | Ps. | 840 |

As a result of selling certain long-lived assets, the Company recognized a gain of Ps. 1, Ps. 25 and Ps. 346 for the years ended December 31, 2005, 2004 and 2003, respectively. Such long-lived assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the income statement.

## NOTE 13. INTANGIBLE ASSETS.

| | | **2005** | | 2004 |
|---|---|---|---|---|
| **UNAMORTIZED INTANGIBLE ASSETS:** | | | | |
| Coca-Cola FEMSA: | | | | |
| Rights to produce and distribute Coca-Cola trademark products: | | | | |
| Territories of Panamco (see Note 4) | **Ps.** | **37,153** | Ps. | 36,994 |
| Buenos Aires, Argentina | | **208** | | 201 |
| Tapachula, Chiapas | | **122** | | 122 |
| FEMSA Cerveza: | | | | |
| Trademarks and distribution rights (see Note 3) | | **9,695** | | 9,669 |
| Others | | **217** | | — |
| FEMSA: | | | | |
| Mundet trademark | | **150** | | 150 |
| FEMSA's minority interest acquisition | | **194** | | 194 |
| **AMORTIZED INTANGIBLE ASSETS:** | | | | |
| Cost of systems implementation | | **742** | | 678 |
| Start-up expenses | | **193** | | 187 |
| Acquisition of convenience store chains | | **238** | | 233 |
| Other | | **25** | | 28 |
| | **Ps.** | **48,937** | Ps. | 48,456 |

The changes in the carrying amount of amortized intangible assets are as follows:

| | *Investments* | | *Amortization* | | | *Estimated Amortization* |
|---|---|---|---|---|---|---|
| | *Initial* | *Additions* | *Initial* | *For the Year* | *Total* | *per Year* |
| **2005:** | | | | | | |
| Cost of systems implementation | **Ps. 1,103** | **Ps. 324** | **Ps. (425)** | **Ps. (260)** | **Ps. 742** | **Ps. 275** |
| Start-up expenses | **237** | **32** | **(50)** | **(26)** | **193** | **27** |
| Acquisition of convenience store chains | **233** | **13** | **—** | **(8)** | **238** | **9** |
| **2004:** | | | | | | |
| Cost of systems implementation | Ps. 835 | Ps. 268 | Ps. (200) | Ps. (225) | Ps. 678 | |
| Start-up expenses | 199 | 38 | (29) | (21) | 187 | |
| Acquisition of convenience store chains | — | 233 | — | — | 233 | |

## Note 14. Other Assets.

| | 2005 | 2004 |
|---|---|---|
| Agreements with customers | **Ps. 3,324** | Ps. 2,953 |
| Leasehold improvements | **2,712** | 2,224 |
| Long-term accounts receivable | **386** | 733 |
| Additional labor liabilities | **555** | 269 |
| Other | **626** | 589 |
| | **Ps. 7,603** | Ps. 6,768 |

## Note 15. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

| BALANCES | 2005 | 2004 |
|---|---|---|
| Assets (accounts receivable) | **Ps. 626** | Ps. 764 |
| Liabilities (suppliers and other liabilities) | **1,149** | 1,407 |
| Long-term debt with BBVA Bancomer, S.A. | **—** | 8,424 |

| TRANSACTIONS | 2005 | 2004 | 2003 |
|---|---|---|---|
| Income: | | | |
| Export beer sales to Labatt USA [1] | **Ps. —** | Ps. 950 | Ps. 1,109 |
| Sales of cans to IEQSA | **764** | 503 | 369 |
| Interest income related to short-term bank deposits at BBVA Bancomer, S.A. [2] | **—** | 40 | 44 |
| Other revenues from affiliated companies of FEMSA Cerveza | **789** | 784 | 779 |
| Expenses: | | | |
| Purchase of concentrate from The Coca-Cola Company | **7,763** | 7,238 | 6,074 |
| Purchase of sugar from Beta San Miguel | **575** | 947 | 239 |
| Purchase of baked goods and snacks from Grupo Industrial Bimbo, S.A. de C.V. [2] | **880** | 782 | 635 |
| Purchase of canned products from IEQSA and CICAN | **590** | 487 | 305 |
| Insurance premiums for policies with Grupo Nacional Provincial, S.A., Seguros Monterrey New York Life, S.A. and Fianzas Monterrey, S.A. [2] | **50** | 224 | 159 |
| Purchases of crown caps from Tapón Corona | **113** | 206 | 125 |
| Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) [2] | **158** | 159 | 146 |
| Interest expense related to long-term debt at BBVA Bancomer, S.A. [2] | **—** | 403 | 89 |
| Management fees and technical assistance paid to Labatt [1] | **—** | 88 | 137 |
| Interest expense paid to The Coca-Cola Company | **11** | 14 | 9 |
| Purchase of non-carbonated soft-drinks from Salesko | **18** | — | — |

*(1) Labatt and Labatt USA were considered to be related parties until the date of acquisition of the 30% of FEMSA Cerveza previously owned by affiliates of Interbrew (see Note 3).*

*(2) One or more members of the board of directors or senior management are members of the board of directors or senior management of the counterparties to these transactions. Since 2005, "Seguros Monterrey New York Life, S.A. and Fianzas Monterrey, S.A." are not considered to be related parties. Expenses presented in 2005 are related to Grupo Nacional Provincial, S.A.*

## Note 16. Balances and Transactions in Foreign Currencies.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting unit, translated into U.S. dollars are as follows:

| BALANCES | | *Applicable Exchange Rate* [1] | *Short-Term* | *Long-Term* | *Total* |
|---|---|---|---|---|---|
| **2005:** | Assets | 10.7109 | **$ 379** | **$ 10** | **$ 389** |
| | Liabilities | | **384** | **542** | **926** |
| 2004: | Assets | 11.1460 | $ 256 | $ 10 | $ 266 |
| | Liabilities | | 451 | 903 | 1,354 |

*(1) Mexican pesos per one U.S. dollar.*

| TRANSACTIONS | 2005 | 2004 | 2003 |
|---|---|---|---|
| Revenues | **$ 361** | $ 256 | $ 227 |
| Expenses: | | | |
| Purchases of raw materials | **411** | 371 | 285 |
| Interest expense | **139** | 113 | 132 |
| Export expenses | **65** | 29 | 21 |
| Technical assistance fees | **5** | 11 | 17 |
| Other | **84** | 123 | 105 |
| | **$ 704** | $ 647 | $ 560 |

As of February 15, 2006, the issuance date of these consolidated financial statements, the exchange rate published by "Banco de México" was 10.5258 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2005.

## NOTE 17. LABOR LIABILITIES.

### A) ASSUMPTIONS:

The 2005 and 2004 actuarial calculations for pension and retirement plans, seniority premiums, postretirement medical service and severance indemnity liabilities, as well as the cost for the period, were determined using the following long-term assumptions:

| | *Annual Discount Rate* | *Salary Increase* | *Return on Assets* |
|---|---|---|---|
| Mexico | 6.0% | 2.0% | 6.0% |
| Guatemala | 4.5% | 1.5% | — (1) |
| Nicaragua | 4.5% | 1.5% | — (1) |
| Costa Rica | 4.5% | 1.5% | 4.5% |
| Colombia | 4.5% | 1.5% | — (1) |
| Brazil | 6.0% | 1.5% | 4.5% |
| Measurement date: November 2005 | | | |

*(1) No funding established for the payment of postretirement obligations.*

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) for Mexican investments, Treasure Bonds of each country for other investments and the expectations of long-term returns of the actual investments of the Company.

The annual growth rate for health care expenses is 2% in real terms, consistent with the historical average health care expense rate for the past 30 years and such rate is expected to remain consistent for the foreseeable future.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

| | *Pension and Retirement Plans* | *Seniority Premiums* | *Postretirement Medical Services* | *Severance Indemnities* |
|---|---|---|---|---|
| 2006 | Ps. 231 | Ps. 12 | Ps. 35 | Ps. 104 |
| 2007 | 237 | 11 | 36 | 76 |
| 2008 | 239 | 13 | 37 | 68 |
| 2009 | 245 | 14 | 38 | 62 |
| 2010 | 254 | 16 | 39 | 58 |
| 2011 to 2015 | 1,132 | 103 | 183 | 190 |

**B) BALANCES OF THE LIABILITIES:**

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Pension and retirement plans: | | | | |
| Vested benefit obligation | Ps. | **1,854** | Ps. | 1,810 |
| Non-vested benefit obligation | | **1,606** | | 1,488 |
| Accumulated benefit obligation | | **3,460** | | 3,298 |
| Excess of projected benefit obligation over accumulated benefit obligation | | **372** | | 287 |
| Projected benefit obligation | | **3,832** | | 3,585 |
| Pension plan funds at fair value | | **(2,141)** | | (1,936) |
| Unfunded projected benefit obligation | | **1,691** | | 1,649 |
| Unrecognized net transition obligation | | **(255)** | | (305) |
| Unrecognized actuarial net loss | | **(137)** | | (79) |
| | | **1,299** | | 1,265 |
| Additional labor liability | | **337** | | 362 |
| Total | | **1,636** | | 1,627 |
| Seniority premiums: | | | | |
| Vested benefit obligation | | **88** | | 82 |
| Non-vested benefit obligation | | **73** | | 71 |
| Accumulated benefit obligation | | **161** | | 153 |
| Excess of projected benefit obligation over accumulated benefit obligation | | **23** | | 19 |
| Unfunded projected benefit obligation | | **184** | | 172 |
| Unrecognized net transition obligation | | **(13)** | | (14) |
| Unrecognized actuarial net loss | | **(18)** | | (13) |
| | | **153** | | 145 |
| Additional labor liability | | **41** | | 38 |
| Total | | **194** | | 183 |
| Postretirement medical services: | | | | |
| Vested benefit obligation | | **281** | | 259 |
| Non-vested benefit obligation | | **304** | | 286 |
| Accumulated benefit obligation | | **585** | | 545 |
| Medical services funds at fair value | | **(37)** | | (26) |
| Unfunded accumulated benefit obligation | | **548** | | 519 |
| Unrecognized postretirement net transition obligation | | **(55)** | | (50) |
| Unrecognized actuarial net loss | | **(270)** | | (265) |
| Total | | **223** | | 204 |
| Severance indemnities: | | | | |
| Accumulated benefit obligation | | **394** | | — |
| Excess of projected benefit obligation over accumulated benefit obligation | | **37** | | — |
| Projected benefit obligation | | **431** | | — |
| Unrecognized net transition obligation | | **(415)** | | — |
| | | **16** | | — |
| Additional labor liability | | **378** | | — |
| Total | | **394** | | — |
| Total labor liabilities | Ps. | **2,447** | Ps. | 2,014 |

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

The projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded in other assets up to an amount of the unrecognized net transition obligation (see Note 14) and the difference was recorded in other comprehensive income.

**C) TRUST ASSETS:**

Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

| | **2005** | 2004 |
|---|---|---|
| Fixed Return: | | |
| Traded securities | **17%** | 24% |
| Bank instruments | **16%** | 11% |
| Federal government instruments | **30%** | 31% |
| Variable Return: | | |
| Publicly traded shares | **37%** | 34% |
| | **100%** | 100% |

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with the composition of the portfolios of five large international companies that manage long-term funds.

The amounts and types of securities of the Company and related parties included in trust assets are as follows:

| | **2005** | 2004 |
|---|---|---|
| Debt: | | |
| Grupo Industrial Bimbo, S.A. de C.V. [1] | **Ps. 10** | Ps. 10 |
| Coca-Cola FEMSA | **45** | 45 |
| FEMSA | **2** | 23 |
| Capital: | | |
| FEMSA | **290** | 282 |

*(1) One or more members of the board of directors or senior management are members of the board of directors or senior management of this Company.*

**D) COST FOR THE YEAR:**

| | **2005** | 2004 | 2003 |
|---|---|---|---|
| Pension and retirement plans: | | | |
| Service cost | **Ps. 110** | Ps. 110 | Ps. 96 |
| Interest cost | **196** | 197 | 175 |
| Expected return on trust assets | **(114)** | (108) | (112) |
| Amortization of unrecognized transition obligation | **50** | 24 | 20 |
| Amortization of net actuarial loss | **1** | — | — |
| | **243** | 223 | 179 |
| Seniority premiums: | | | |
| Service cost | **21** | 20 | 17 |
| Interest cost | **10** | 10 | 8 |
| Amortization of unrecognized transition obligation | **1** | 1 | 2 |
| Amortization of net actuarial loss | **1** | — | — |
| | **33** | 31 | 27 |
| Postretirement medical services: | | | |
| Service cost | **19** | 15 | 13 |
| Interest cost | **32** | 27 | 24 |
| Expected return on trust assets | **(3)** | (2) | (2) |
| Amortization of unrecognized transition obligation | **5** | 13 | 11 |
| Amortization of net actuarial loss | **10** | — | — |
| | **63** | 53 | 46 |
| Severance indemnities: | | | |
| Service cost | **56** | — | — |
| Interest cost | **27** | — | — |
| Amortization of unrecognized transition obligation | **29** | — | — |
| | **112** | — | — |
| | **Ps. 451** | Ps. 307 | Ps. 252 |

***E) CHANGES IN THE BALANCE OF THE OBLIGATIONS:***

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Pension and retirement plans: | | | | |
| Initial balance | Ps. | 3,585 | Ps. | 3,638 |
| Service cost | | 110 | | 110 |
| Interest cost | | 196 | | 197 |
| Actuarial (gain) loss | | 208 | | (161) |
| Benefits paid | | (267) | | (199) |
| Ending balance | | 3,832 | | 3,585 |
| Seniority premiums: | | | | |
| Initial balance | | 172 | | 159 |
| Service cost | | 21 | | 20 |
| Interest cost | | 10 | | 10 |
| Actuarial loss | | 8 | | 13 |
| Benefits paid | | (27) | | (30) |
| Ending balance | | 184 | | 172 |
| Postretirement medical services: | | | | |
| Initial balance | | 545 | | 458 |
| Service cost | | 19 | | 15 |
| Interest cost | | 32 | | 27 |
| Actuarial loss | | 7 | | 80 |
| Benefits paid | | (18) | | (35) |
| Ending balance | | 585 | | 545 |

***F) CHANGES IN THE BALANCE OF THE TRUST ASSETS:***

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Pension and retirement plans: | | | | |
| Initial balance | Ps. | 1,936 | Ps. | 1,849 |
| Actual return on trust assets in real terms | | 238 | | 158 |
| Contributions | | 142 | | 96 |
| Benefits paid | | (175) | | (167) |
| Ending balance | | 2,141 | | 1,936 |
| Postretirement medical services: | | | | |
| Initial balance | | 26 | | 28 |
| Actual return on trust assets in real terms | | 2 | | (1) |
| Contributions | | 27 | | 34 |
| Benefits paid | | (18) | | (35) |
| Ending balance | | 37 | | 26 |

**G) VARIATION IN HEALTH CARE ASSUMPTIONS:**

The following table presents the impact to the postretirement medical service obligations and the expenses recorded in the income statement with a variation of 1% in the assumed health care cost trend rates.

| | | *Impact of changes* | | |
|---|---|---|---|---|
| | | *+1%* | | *-1%* |
| Postretirement medical services obligation | Ps. | 94 | Ps. | (65) |
| Cost for the year | | 8 | | (11) |

## NOTE 18. BONUS PROGRAM.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added ("EVA") methodology. The objective established for the executives at each entity is based on a combination of the EVA per entity and the EVA generated by the Company, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a share compensation plan to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive's responsibility in the organization, their business' EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. 50% of Coca-Cola FEMSA's annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2005, 2004 and 2003, the bonus expense recorded amounted to Ps. 513, Ps. 540 and Ps. 499, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

## NOTE 19. BANK LOANS AND NOTES PAYABLE.

As of December 31, 2005, short-term debt consisted of revolving bank loans. As of December 31, 2004, short-term debt consisted principally of the bridge loans incurred in connection with the acquisition of the FEMSA Cerveza minority interest, which were prepaid in June 2005 (see Note 3).

The amounts and weighted average variable interest rates are as follows:

| | *% Interest Rate* [1] | | **2005** | *% Interest Rate* [1] | | 2004 |
|---|---|---|---|---|---|---|
| Mexican pesos | **4.4%** | **Ps.** | **45** | 9.2% | Ps. | 3,067 |
| U.S. dollars | **4.7%** | | **5** | 2.8% | | 2,904 |
| Argentine pesos | **9.4%** | | **224** | 5.4% | | 137 |
| Venezuelan bolivars | **12.1%** | | **389** | 11.0% | | 78 |
| | | **Ps.** | **663** | | Ps. | 6,186 |

*(1) Weighted average rate.*

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and derivative financial instruments contracted by the Company:

| | % Interest Rate [1] | | 2005 | % Interest Rate [1] | | 2004 |
|---|---|---|---|---|---|---|
| **FIXED INTEREST RATE:** | | | | | | |
| U.S. dollars: | | | | | | |
| Yankee bonds | 7.9% | **Ps.** | **5,359** | 7.9% | Ps. | 5,789 |
| Bank loans | 3.4% | | **253** | 3.5% | | 269 |
| Capital leases | 5.6% | | **113** | 5.6% | | 174 |
| Mexican pesos: | | | | | | |
| Bank loans | 9.6% | | **4,136** | 9.9% | | 1,031 |
| Notes | 10.2% | | **1,500** | 10.2% | | 1,550 |
| Units of investment (UDI) | 8.7% | | **1,425** | 8.7% | | 1,484 |
| **VARIABLE INTEREST RATE:** | | | | | | |
| U.S. dollars: | | | | | | |
| Bank loans | 4.8% | | **2,374** | 2.9% | | 2,684 |
| Syndicated loan | — | | — | 2.7% | | 1,728 |
| Capital leases | 6.9% | | **51** | 10.1% | | 25 |
| Mexican pesos: | | | | | | |
| Bank loans | 9.0% | | **10,189** | 9.3% | | 14,352 |
| Notes | 9.7% | | **8,156** | 9.3% | | 11,366 |
| Colombian pesos: | | | | | | |
| Notes | 8.7% | | **372** | 10.1% | | 715 |
| Guatemalan quetzals: | | | | | | |
| Bank loans | 6.5% | | **24** | — | | — |
| Long-term debt | | | **33,952** | | | 41,167 |
| Current maturities of long-term debt | | | **(4,220)** | | | (3,665) |
| | | **Ps.** | **29,732** | | Ps. | 37,502 |
| **DERIVATIVE FINANCIAL INSTRUMENTS** | | | | | | |
| **CROSS CURRENCY SWAPS:** | | | | | | |
| Bank loans from U.S. dollars to Mexican pesos: | | **Ps.** | **1,500** | | Ps. | 1,612 |
| Interest pay rate | 10.1% | | | 10.0% | | |
| Interest receive rate | 4.8% | | | 2.9% | | |
| **INTEREST RATE SWAPS VARIABLE TO FIXED:** | | | | | | |
| Mexican pesos: | | | | | | |
| Bank loans: | | | **8,072** | | | 9,672 |
| Interest pay rate | 8.9% | | | 10.2% | | |
| Interest receive rate | 9.0% | | | 10.5% | | |
| Notes: | | | **8,156** | | | 8,525 |
| Interest pay rate | 9.4% | | | 9.2% | | |
| Interest receive rate | 9.7% | | | 9.3% | | |

*(1) Weighted average rate.*

Maturities of long-term debt as of December 31, 2005 are as follows:

| | | |
|---|---|---|
| Current maturities of long-term debt | Ps. | 4,220 |
| 2007 | | 2,440 |
| 2008 | | 7,091 |
| 2009 | | 6,788 |
| 2010 | | 4,900 |
| 2011 and thereafter | | 8,513 |
| | Ps. | 33,952 |

The Company has financing from different institutions with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

As of December 31, 2005, the Company had approved and available U.S. dollar dominated uncommitted lines of credit totaling Ps. 15,914.

## NOTE 20. FAIR VALUE OF FINANCIAL INSTRUMENTS.

### A) LONG-TERM DEBT:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated as of the date of the most recent balance sheet presented.

| | | **2005** | | 2004 |
|---|---|---|---|---|
| Carrying value | **Ps.** | **33,952** | Ps. | 41,167 |
| Fair value | | **34,431** | | 41,712 |

### B) EQUITY FORWARD:

A subsidiary of Coca-Cola FEMSA had equity forward contracts which expired in June and September 2004. These contracts generated a loss in 2003 of Ps. 81, which was recognized in the Panamco acquisition balance sheet and a gain of Ps. 20 recorded in the 2004 income statement.

### C) INTEREST RATE SWAPS:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. The fair value is estimated based on quoted market prices to terminate the contracts at the date of the most recent balance sheet presented. The changes in the fair value were recorded in other comprehensive income.

The net effect of expired contracts is included in interest expense and amounted to Ps. 27, Ps. 152, and Ps. 128 for the years ended December 31, 2005, 2004 and 2003, respectively.

At December 31, 2005, the Company has the following outstanding interest rate swap agreements:

| MATURITY DATE | | *Notional Amount* | | *Fair Value* |
|---|---|---|---|---|
| 2007 | Ps. | 4,250 | Ps. | (36) |
| 2008 | | 5,000 | | (40) |
| 2009 | | 2,405 | | (127) |
| 2010 | | 2,617 | | (131) |
| 2011 | | 650 | | (44) |
| 2012 | | 1,500 | | (116) |

**D) FORWARD AGREEMENTS TO PURCHASE FOREIGN CURRENCY:**

In connection with the bridge loans incurred regarding the acquisition of FEMSA Cerveza's minority interest, the Company entered into forward contracts to buy U.S. dollars, generating a foreign exchange loss of Ps. 156 and Ps. 237 recorded in the income statement for the years ended December 31, 2005 and 2004, respectively.

The Company had forward agreements to buy euros to hedge the exchange risk between the U.S. dollar and the euro for the purchase of equipment which expired during 2005 and 2004 resulting in the recognition of a foreign exchange loss of Ps. 9 and Ps. 18 recorded in the income statement as of December 31, 2005 and 2004, respectively.

**E) UNHEDGED FORWARD CONTRACTS:**

As of December 31, 2005, certain forward contracts do not meet the hedging criteria for accounting purposes, consequently changes in the fair value of Ps. 4 were recorded in the income statement. These contracts with a notional amount of Ps. 750 mature in May 2006.

**F) CROSS CURRENCY SWAPS:**

The Company also has cross currency swaps to manage the interest rate and the foreign exchange risks associated with its borrowings denominated in U.S. dollars and other currencies. The fair value is estimated based on the quoted market exchange rates and interest rates to terminate the contracts at the date of the most recent balance sheet presented. The changes in the fair value were recorded in other comprehensive income.

The net effect of expired contracts is included in interest expense and amounted to Ps. 125 for the year ended December 31, 2005.

At December 31, 2005, the Company had the following outstanding cross currency swap agreements:

| MATURITY DATE | | *Notional Amount* | | *Fair Value* |
|---|---|---|---|---|
| 2009 | Ps. | 161 | Ps. | (16) |
| 2010 | | 1,339 | | (159) |

**G) UNHEDGED CROSS CURRENCY SWAPS:**

As of December 31, 2005 certain cross currency swap instruments do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the income statement. The table below shows the characteristics of these instruments.

| | *Maturity Date* | | *Notional Amount* | | *Fair Value* |
|---|---|---|---|---|---|
| Mexican Pesos to U.S. Dollars | September 2008 | Ps. | 1,251 | Ps. | 22 |
| U.S. Dollars to Colombian Pesos | September 2008 | | 1,232 | | (16) |
| U.S. Dollars to Mexican Pesos | September 2009 | | 1,339 | | (133) |

During 2005, cross currency swaps matured and Ps. 67 was recorded as interest expense in the income statement.

**H) COMMODITY PRICE CONTRACTS:**

The Company entered into various commodity price contracts to hedge the cost of certain raw materials. The result of the commodity price contracts was a loss of Ps. 27, a gain of Ps. 79 and a loss of Ps. 21 during the years ended December 31, 2005, 2004 and 2003, respectively, which were recorded in results of operations.

The fair value is estimated based on quoted market prices to terminate the contracts at the date of the most recent balance sheet presented. As of December 31, 2005, the Company had various commodity price contracts with maturity dates ending in 2006, with a notional amount of Ps. 866 and had recorded a fair value loss of Ps. 141.

The changes in fair value were recorded in other comprehensive income.

**I) EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS:**
The Company has determined that its leasing contracts denominated in U.S. dollars host an embedded derivative financial instrument and as of December 31, 2005 has recognized the fair value of such instruments amounting to Ps. 119, which is recorded in the income statement as a foreign exchange gain.

## NOTE 21. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES.

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Coca-Cola FEMSA | **Ps.** | **19,293** | Ps. | 17,167 |
| FEMSA Cerveza | | **48** | | 51 |
| | **Ps.** | **19,341** | Ps. | 17,218 |

On June 8, 2004, through a capital contribution, Winsa Company, LLP (a non-related third party) acquired a 16.89% voting equity interest in an indirect subsidiary of Coca-Cola FEMSA, which is the holding company for its subsidiaries in Brazil for Ps. 610.

## NOTE 22. STOCKHOLDERS' EQUITY.

As of December 31, 2005, the capital stock of FEMSA was comprised of 5,963,710,450 common shares, without par value and with no foreign ownership restrictions. As mentioned in Note 2, as a result of the equity offering in 2005, the Company's capital stock increased by 666,400,000 shares. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

- Series "B" shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock;
- Series "L" shares, with limited voting rights, which may represent up to 25% of total capital stock; and
- Series "D" shares, with limited voting rights, which individually or jointly with series "L" shares may represent up to 49% of total capital stock.

The Series "D" shares are comprised as follows:

- Subseries "D-L" shares may represent up to 25% of the series "D" shares;
- Subseries "D-B" shares may comprise the remainder of outstanding series "D" shares; and
- The non-cumulative premium dividend to be paid to series "D" stockholders will be 125% of any dividend paid to series "B" stockholders.

The Series "B" and "D" shares are linked together in related units as follows:

- "B units" each of which represents five series "B" shares and which are traded on the BMV;
- "BD units" each of which represents one series "B" share, two subseries "D-B" shares and two subseries "D-L" shares, and which are traded both on the BMV and the NYSE; and
- The related units will cease to be linked together on May 2008, after a period of 10 years from the date of the first issue. Subseries "D-B" shares will be converted into series "B" shares, and subseries "D-L" shares will be converted into series "L" shares.

As of December 31, 2005, FEMSA's capital stock is comprised as follows:

| | *"B" Units* | *"BD" Units* | *Total* |
|---|---|---|---|
| Units | 472,349,500 | 720,392,590 | 1,192,742,090 |
| Shares: | | | |
| Series "B" | 2,361,747,500 | 720,392,590 | 3,082,140,090 |
| Series "D" | — | 2,881,570,360 | 2,881,570,360 |
| Subseries "D-B" | — | 1,440,785,180 | 1,440,785,180 |
| Subseries "D-L" | — | 1,440,785,180 | 1,440,785,180 |
| Total shares | 2,361,747,500 | 3,601,962,950 | 5,963,710,450 |

The restatement of stockholders' equity for inflation is allocated to each of the various stockholders' equity accounts, as follows:

| | | *Historical Value* | | *Restatement* | | *Restated Value* |
|---|---|---|---|---|---|---|
| Capital stock | Ps. | 2,982 | Ps. | 1,971 | Ps. | 4,953 |
| Additional paid-in capital | | 14,891 | | 5,715 | | 20,606 |
| Retained earnings from prior years | | 23,640 | | 1,343 | | 24,983 |
| Net income | | 5,459 | | 90 | | 5,549 |

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2005, this reserve for FEMSA amounted to Ps. 530 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta" ("CUFIN") or from reinvested consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta Reinvertida" ("CUFINRE").

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. In 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against income tax and estimated tax payments. As of December 31, 2005, FEMSA's balances of CUFIN and CUFINRE amounted to Ps. 23,374 and Ps. 2,051, respectively, and the deferred tax payments were Ps. 158.

At an ordinary stockholder meeting of the Company held on March 10, 2005, the stockholders approved a dividend of 0.111163 Mexican pesos (nominal value) per series "B" share and 0.138954 Mexican pesos (nominal value) per series "D" share that were paid in May 2005. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholder meeting of Coca-Cola FEMSA held on March 8, 2005, the stockholders approved a dividend of Ps. 636 that was paid in May 2005. The corresponding payment to the minority interest of Ps. 345 is presented as a reduction of minority interest in the statement of changes in stockholders' equity.

### NOTE 23. NET MAJORITY INCOME PER SHARE.

This represents the net majority income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the period. Additionally, the net income distribution according to the dividend rights of each share series is presented.

The following presents the computed weighted average number of shares and the distribution of income per share series as of December 31, 2005 and 2004:

| | *Millions of Shares* | | | |
|---|---|---|---|---|
| | *Series "B"* | | *Series "D"* | |
| | *Number* | *Weighted Average* | *Number* | *Weighted Average* |
| Shares outstanding at December 31, 2004 and 2003 | 2,737.74 | 2,739.17 | 2,559.57 | 2,561.00 |
| Increase in capital stock on May 25, 2005 | 344.40 | 205.78 | 322.00 | 192.38 |
| Shares outstanding at December 31, 2005 | 3,082.14 | 2,944.95 | 2,881.57 | 2,753.38 |
| Dividend rights | 1.00 | | 1.25 | |
| Allocation of earnings | 46.11% | | 53.89% | |

## NOTE 24. TAX SYSTEM.

### A) INCOME TAX:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income as shown below.

The income tax rates applicable in 2005 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

| | *Statutory Tax Rate* | *Expiration (Years)* |
|---|---|---|
| Mexico | 30.0% | 10 |
| Guatemala | 31.0% | N/A |
| Nicaragua | 30.0% | 3 |
| Costa Rica | 30.0% | 3 |
| Panama | 30.0% | 5 |
| Colombia | 38.5% | 5–8 |
| Venezuela | 34.0% | 3 |
| Brazil | 34.0% | Indefinite |
| Argentina | 35.0% | 5 |

The statutory income tax rate in Mexico for the years ended December 31, 2005, 2004 and 2003 was 30%, 33% and 34%, respectively.

Beginning January 1, 2005, an amendment to the income tax rate in Mexico was effective and its principal changes were as follows:

- The statutory income tax rate decreased from 33% in 2004 to 30% in 2005, and it will be reduced by one percentage point per year through 2007, down to 28%;
- The tax deduction for inventories is made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next 4 to 12 years, based on specific criteria within the tax law;
- Paid employee profit sharing is deductible for income tax purposes; and
- The 60% limit of the stockholders' participation in the taxable income or loss of Mexican subsidiaries was eliminated for tax consolidation purposes.

The tax loss carryforward in Colombia generated before December 31, 2002, may be carried forward five years and those generated after January 1, 2003, may be carried forward eight years. Both are limited to 25% of taxable income of each year. In Brazil tax losses may be carried forward for an indefinite period, but cannot be restated and are limited to 30% of the taxable income of each year.

### B) TAX ON ASSETS:

The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of future income tax payments over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years. Since January 1, 2005, based on the amendment made to the tax law, bank loans and foreign debt are deductible to determine the taxable base of the tax on assets.

The operations in Guatemala, Nicaragua, Colombia and Argentina are also subject to a minimum tax, which is based primarily on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

### C) EMPLOYEE PROFIT SHARING:

Employee profit sharing is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings.

**D) DEFERRED INCOME TAX:**

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

| DEFERRED INCOME TAXES | | 2005 | | 2004 |
|---|---|---|---|---|
| Allowance for doubtful accounts | Ps. | (137) | Ps. | (131) |
| Inventories | | 1,169 | | 1,885 |
| Prepaid expenses | | 113 | | 88 |
| Property, plant and equipment | | 4,208 | | 4,122 |
| Investments in shares | | (11) | | 10 |
| Intangible and other assets | | (710) | | (604) |
| Labor liabilities | | (491) | | (423) |
| Recoverable tax on assets | | (75) | | (295) |
| Tax loss carryforwards | | (614) | | (792) |
| Derivative financial instruments | | (244) | | — |
| Loss contingencies | | (622) | | (647) |
| Temporary non deductible provision | | (414) | | (433) |
| Employee profit sharing | | (137) | | — |
| Other reserves | | 10 | | 17 |
| Deferred income tax, net | | 2,045 | | 2,797 |
| Deferred income tax asset | | 1,230 | | 1,503 |
| Deferred income tax liability | Ps. | 3,275 | Ps. | 4,300 |

The changes in the balance of the deferred income tax, net are as follows:

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Initial balance | Ps. | 2,797 | Ps. | 3,869 |
| Gain (loss) on monetary position | | (13) | | 51 |
| Provision for the year | | (279) | | (384) |
| Change in the statutory income tax rate | | (9) | | (622) |
| Additional labor liability over unrecognized net transition obligation | | (57) | | 9 |
| Derivative financial instruments | | (241) | | — |
| Result of holding non-monetary assets | | (153) | | (126) |
| Ending balance | Ps. | 2,045 | Ps. | 2,797 |

At December 31, 2005, there are no significant non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing. As a result, the Company did not record a provision for deferred employee profit sharing.

**E) PROVISION FOR THE YEAR:**

| | | 2005 | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Current income tax | Ps. | 4,314 | Ps. | 4,393 | Ps. | 2,832 |
| Tax on assets | | 14 | | 72 | | 50 |
| Deferred income tax | | (279) | | (384) | | 571 |
| Change in the statutory income tax rate | | (9) | | (622) | | (74) |
| Benefit from favorable tax ruling | | — | | (1,355) | | — |
| Income tax | | 4,040 | | 2,104 | | 3,379 |
| Employee profit sharing | | 544 | | 429 | | 406 |
| | Ps. | 4,584 | Ps. | 2,533 | Ps. | 3,785 |

**F) TAX LOSS CARRYFORWARDS AND RECOVERABLE TAX ON ASSETS:**

As of December 31, 2005, the subsidiaries from Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

| *Year* | | *Tax Loss Carryforwards* | | *Recoverable Tax on Assets* |
|---|---|---|---|---|
| 2006 | Ps. | 272 | Ps. | 14 |
| 2007 | | 314 | | 21 |
| 2008 | | 362 | | — |
| 2009 | | 414 | | 35 |
| 2010 | | 648 | | 2 |
| 2011 | | 170 | | 2 |
| 2012 | | 103 | | 11 |
| 2013 | | 368 | | 12 |
| 2014 | | 441 | | 21 |
| 2015 and thereafter | | 173 | | — |
| | Ps. | 3,265 | Ps. | 118 |

Due to the uncertainty of the realization of tax loss carryforwards, a valuation allowance of the carryforward of Ps. 1,342 has been recorded. The changes in the balance are as follows:

| | | **2005** | | 2004 |
|---|---|---|---|---|
| Initial balance | **Ps.** | **1,450** | Ps. | 1,740 |
| Provision of the year | | **74** | | 500 |
| Cancellation of provision | | **(99)** | | (608) |
| Restatement of the initial balance | | **(83)** | | (182) |
| Ending balance | **Ps.** | **1,342** | Ps. | 1,450 |

**G) RECONCILIATION OF MEXICAN STATUTORY INCOME TAX RATE TO CONSOLIDATED EFFECTIVE INCOME TAX RATE:**

| | **2005** | 2004 | 2003 |
|---|---|---|---|
| Mexican statutory income tax rate | **30.0%** | 33.0% | 34.0% |
| Difference between book and tax inflationary effects | **0.6%** | 0.3% | 0.6% |
| Non-deductible expenses | **1.6%** | 0.5% | 4.9% |
| Change in inventory tax deduction | **(2.0)%** | — | — |
| Change in Mexican income tax rate | — | (5.2)% | (1.0)% |
| Different statutory income tax rates | **2.3%** | — | — |
| Employee profit sharing | **(1.1)%** | — | — |
| Other | **0.4%** | — | (0.3)% |
| Consolidated effective income tax rate | **31.8%** | 28.6% | 38.2% |

## NOTE 25. CONTINGENCIES AND COMMITMENTS.

**A) CONTINGENCIES RECORDED IN THE BALANCE SHEET:**

The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the Panamco acquisition. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2005:

| | | *Short-Term* | | *Long-Term* | | *Total* |
|---|---|---|---|---|---|---|
| Tax | Ps. | 4 | Ps. | 1,364 | Ps. | 1,368 |
| Legal | | — | | 168 | | 168 |
| Labor | | 63 | | 219 | | 282 |
| Total | Ps. | 67 | Ps. | 1,751 | Ps. | 1,818 |

**B) UNSETTLED LAWSUITS:**

The Company has entered into legal proceedings with its labor unions and tax authorities which are against or primarily involve Coca-Cola FEMSA. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount of these proceedings is $85. Those contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories, Coca-Cola FEMSA and FEMSA Cerveza have been requested to present certain information regarding possible monopolistic practices. These requests are commonly received in the ordinary course of business in the beer and soft drink industries where those subsidiaries operate.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $500. The Company has filed a motion to dismiss the complaint and believes the resolution of this matter will not have a material adverse effect on its consolidated financial position or results of operations.

**C) COMMITMENTS:**

As of December 31, 2005, the Company has capital and operating lease commitments for the leasing of production machinery and equipment, distribution equipment, computer equipment and land for FEMSA Comercio's operations.

The contractual maturities of the lease commitments by currencies, expressed in Mexican pesos as of December 31, 2005, are as follows:

| | *Mexican Pesos* | *U.S. Dollars* |
|---|---|---|
| 2006 | Ps. 850 | Ps. 316 |
| 2007 | 826 | 233 |
| 2008 | 830 | 154 |
| 2009 | 821 | 98 |
| 2010 | 800 | 155 |
| 2011 | 753 | — |
| 2012 and thereafter | 3,926 | — |
| Total | 8,806 | 956 |

Rental expense charged to operations amounted to approximately Ps. 1,568, Ps. 1,175 and Ps. 889 for the years ended December 31, 2005, 2004 and 2003, respectively.

## NOTE 26. INFORMATION BY SEGMENT.

### A) BY BUSINESS UNIT:

| 2005 | | Coca-Cola FEMSA | | FEMSA Cerveza | | FEMSA Comercio | | Others | | Consolidation Adjustments | | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Total revenue | **Ps.** | **50,198** | **Ps.** | **27,573** | **Ps.** | **28,734** | **Ps.** | **6,168** | **Ps.** | **(7,091)** | **Ps.** | **105,582** |
| Intercompany revenue | | **601** | | **2,066** | | **2** | | **4,422** | | **(7,091)** | | **—** |
| Income from operations | | **8,683** | | **5,353** | | **1,259** | | **386** | | **(94)** | | **15,587** |
| Depreciation [1] | | **2,250** | | **1,476** | | **323** | | **98** | | **—** | | **4,147** |
| Amortization | | **136** | | **1,742** | | **279** | | **17** | | **—** | | **2,174** |
| Other non-cash charges [2] [3] | | **150** | | **160** | | **7** | | **64** | | **—** | | **381** |
| Impairment of long-lived assets | | **30** | | **25** | | **—** | | **—** | | **—** | | **55** |
| Interest expense | | **2,452** | | **1,215** | | **567** | | **713** | | **(427)** | | **4,520** |
| Interest income | | **280** | | **210** | | **65** | | **510** | | **(427)** | | **638** |
| Income tax | | **2,277** | | **1,090** | | **285** | | **388** | | **—** | | **4,040** |
| Capital expenditures | | **2,062** | | **2,939** | | **1,415** | | **247** | | **—** | | **6,663** |
| Long-term assets | | **59,726** | | **34,635** | | **6,279** | | **8,017** | | **(5,399)** | | **103,258** |
| Total assets | | **67,148** | | **44,810** | | **9,690** | | **11,820** | | **(7,470)** | | **125,998** |

| 2004 | | Coca-Cola FEMSA | | FEMSA Cerveza | | FEMSA Comercio | | Others | | Consolidation Adjustments | | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Total revenue | Ps. | 47,787 | Ps. | 25,802 | Ps. | 23,599 | Ps. | 5,322 | Ps. | (5,677) | Ps. | 96,833 |
| Intercompany revenue | | 285 | | 1,666 | | 2 | | 3,724 | | (5,677) | | — |
| Income from operations | | 7,988 | | 4,902 | | 941 | | 419 | | (14) | | 14,236 |
| Depreciation [1] | | 2,032 | | 1,519 | | 223 | | 108 | | — | | 3,882 |
| Amortization | | 299 | | 1,778 | | 226 | | 23 | | — | | 2,326 |
| Other non-cash charges [2] [3] | | 65 | | 112 | | 5 | | 58 | | — | | 240 |
| Impairment of long-lived assets | | — | | 484 | | — | | 19 | | — | | 503 |
| Interest expense | | 2,622 | | 840 | | 225 | | 506 | | (299) | | 3,894 |
| Interest income | | 288 | | 166 | | 53 | | 364 | | (299) | | 572 |
| Income tax | | 872 | | 827 | | 246 | | 159 | | — | | 2,104 |
| Capital expenditures | | 2,009 | | 3,276 | | 1,703 | | 159 | | — | | 7,147 |
| Long-term assets | | 60,440 | | 35,383 | | 5,481 | | 8,718 | | (6,210) | | 103,812 |
| Total assets | | 69,618 | | 44,505 | | 8,555 | | 10,483 | | (8,086) | | 125,075 |

| 2003 | | Coca-Cola FEMSA | | FEMSA Cerveza | | FEMSA Comercio | | Others | | Consolidation Adjustments | | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Total revenue | Ps. | 39,062 | Ps. | 24,956 | Ps. | 18,914 | Ps. | 4,933 | Ps. | (5,369) | Ps. | 82,496 |
| Intercompany revenues | | 191 | | 1,641 | | 12 | | 3,525 | | (5,369) | | — |
| Income from operations | | 7,340 | | 4,634 | | 761 | | 344 | | (6) | | 13,073 |
| Depreciation [1] | | 1,645 | | 1,537 | | 143 | | 110 | | — | | 3,435 |
| Amortization | | 89 | | 1,725 | | 135 | | 23 | | — | | 1,972 |
| Other non-cash charges [2] [3] | | 39 | | 113 | | 5 | | 54 | | — | | 211 |
| Impairment of long-lived assets | | — | | 859 | | — | | — | | — | | 859 |
| Interest expense | | 1,681 | | 852 | | 162 | | 149 | | (165) | | 2,679 |
| Interest income | | 265 | | 232 | | 62 | | 376 | | (165) | | 770 |
| Income tax | | 1,602 | | 1,136 | | 297 | | 344 | | — | | 3,379 |
| Capital expenditures | | 2,085 | | 3,855 | | 1,316 | | 133 | | — | | 7,389 |

*(1) Includes breakage of bottles at Coca-Cola FEMSA.*
*(2) Excludes the non-cash charges related to current assets and liabilities.*
*(3) Includes the cost for the year related to labor liabilities (see Note 17 D) and participation in associated companies.*

**B) BY GEOGRAPHIC AREA:**

| 2005 | Total Revenue | Capital Expenditures | Long-Term Assets | Total Assets |
|---|---|---|---|---|
| Mexico | **Ps. 86,606** | **Ps. 5,641** | **Ps. 91,965** | **Ps. 111,137** |
| Central America [1] | **3,428** | **148** | **4,614** | **5,568** |
| Colombia | **4,698** | **324** | **5,893** | **8,236** |
| Venezuela | **4,946** | **285** | **3,416** | **4,145** |
| Brazil | **5,819** | **179** | **4,270** | **6,297** |
| Argentina | **2,798** | **86** | **1,234** | **1,770** |
| Consolidation adjustments | **(2,713)** | **—** | **(8,134)** | **(11,155)** |
| Consolidated | **Ps. 105,582** | **Ps. 6,663** | **Ps. 103,258** | **Ps. 125,998** |

| 2004 | Total Revenue | Capital Expenditures | Long-Term Assets | Total Assets |
|---|---|---|---|---|
| Mexico | Ps. 77,431 | Ps. 6,277 | Ps. 93,983 | Ps. 112,077 |
| Central America [1] | 3,525 | 164 | 5,005 | 6,038 |
| Colombia | 4,376 | 126 | 6,020 | 8,325 |
| Venezuela | 4,683 | 235 | 3,487 | 4,248 |
| Brazil | 5,195 | 287 | 4,178 | 5,756 |
| Argentina | 2,615 | 58 | 1,298 | 2,014 |
| Consolidation adjustments | (992) | — | (10,159) | (13,383) |
| Consolidated | Ps. 96,833 | Ps. 7,147 | Ps. 103,812 | Ps. 125,075 |

| 2003 | Total Revenue | Capital Expenditures |
|---|---|---|
| Mexico | Ps. 69,402 | Ps. 6,860 |
| Central America [1] | 2,314 | 146 |
| Colombia | 2,930 | 1 |
| Venezuela | 2,827 | 50 |
| Brazil | 3,041 | 217 |
| Argentina | 2,242 | 115 |
| Consolidation adjustments | (260) | — |
| Consolidated | Ps. 82,496 | Ps. 7,389 |

*(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.*

## NOTE 27. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to U.S. GAAP is presented in Note 28. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, "Reconocimiento de los Efectos de Inflación en la Información Financiera" (Recognition of the Effects of Inflation in Financial Information), of Mexican GAAP.

The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

**A) CONSOLIDATION OF COCA-COLA FEMSA:**

As mentioned in Note 4, under Mexican GAAP, the Company consolidates Coca-Cola FEMSA since it owns a majority of the outstanding voting capital stock and exercises control over the operations of Coca-Cola FEMSA in the ordinary course of business in accordance with the requirements of Mexican GAAP Bulletin B-8, "Estados Financieros Consolidados y Combinados y Valuación de Inversiones Permanentes en Acciones" (Consolidated and Combined Financial Statements and Valuation of Long-Term Investment in Shares). Pursuant to Bulletin B-8, Coca-Cola FEMSA meets the criteria of a subsidiary for consolidation as FEMSA holds more than 50% of Coca-Cola FEMSA's outstanding voting stock and has not yielded control to a minority shareholder. Bulletin B-8 establishes that control has been yielded when a minority shareholder obtains:

- Control over more than 50% of the voting rights through a formal agreement with other shareholders;
- The power derived from by-laws or formal agreement by shareholders to govern the operating and financial policies of a company;
- The power to appoint or remove a majority of the Board of Directors or any organization that governs the operating and financial policies of the company; or
- The power to decide the majority of the votes of the Board of Directors.

No minority shareholder of Coca-Cola FEMSA has obtained any of the rights described above.

The shareholders agreement grants The Coca-Cola Company substantive participating rights. The affirmative vote of two Directors appointed by The Coca-Cola Company is, with limited exceptions, required for matters considered by the Board of Directors, including the annual business plan, capital investment plan and asset disposals, mergers, acquisitions or sales of any line of business. Under Emerging Issues Task Force ("EITF") 96-16, "Investor's Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights" such approval and veto rights held by The Coca-Cola Company qualify as substantive participating rights and therefore do not allow FEMSA to consolidate Coca-Cola FEMSA in its financial statements for U.S. GAAP purposes. Therefore, FEMSA's investment in Coca-Cola FEMSA is recorded by applying the equity method in FEMSA's consolidated financial statements under U.S. GAAP.

Summarized consolidated balance sheets and income statements of Coca-Cola FEMSA and subsidiaries under U.S. GAAP as of December 31, 2005 and 2004, and for the three years ended December 31, 2005 are presented as follows:

**CONSOLIDATED BALANCE SHEETS**

| | | **2005** | | 2004 |
|---|---|---|---|---|
| Current assets | **Ps.** | **7,652** | Ps. | 9,756 |
| Property, plant and equipment | | **19,093** | | 19,655 |
| Other assets | | **41,031** | | 40,776 |
| Total assets | **Ps.** | **67,776** | Ps. | 70,187 |
| Current liabilities | **Ps.** | **12,100** | Ps. | 11,349 |
| Long-term liabilities | | **20,966** | | 27,863 |
| Total liabilities | | **33,066** | | 39,212 |
| Minority interest in consolidated subsidiaries | | **959** | | 733 |
| Stockholders' equity | | **33,751** | | 30,242 |
| Total liabilities and stockholders' equity | **Ps.** | **67,776** | Ps. | 70,187 |

| **CONSOLIDATED INCOME STATEMENTS** | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Total revenues | **Ps.** | **50,198** | Ps. | 47,428 | Ps. | 38,088 |
| Income from operations | | **8,078** | | 7,533 | | 7,063 |
| Income before income tax | | **6,858** | | 6,544 | | 4,196 |
| Income tax | | **2,285** | | 595 | | 1,676 |
| Minority interest in results of consolidated subsidiaries | | **118** | | 24 | | 21 |
| Net income | | **4,455** | | 5,925 | | 2,499 |
| Other comprehensive income | | **(311)** | | 906 | | 691 |
| Comprehensive income | **Ps.** | **4,144** | Ps. | 6,831 | Ps. | 3,190 |

**B) CLASSIFICATION DIFFERENCES:**

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

- As explained in Note 7 C), under Mexican GAAP, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;
- Impairment of goodwill and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges and employee profit sharing must be included in operating expenses under U.S. GAAP; and
- Under Mexican GAAP, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability.

**C) DEFERRED PROMOTIONAL EXPENSES:**

As explained in Note 7 D), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred. As of December 31, 2005, and 2004, FEMSA Cerveza does not have deferred promotional expenses.

**D) START-UP EXPENSES:**

As explained in Note 7 I), under Mexican GAAP, start-up expenses are capitalized and amortized using the straight-line method in accordance with the terms of the lease contracts at the start of operations. Under U.S. GAAP, these expenses must be recorded in the income statement as incurred, except for the licenses for the sale of beer paid for by FEMSA Comercio, which are considered to be intangible assets and amortized using the straight-line method beginning at the start of operations.

**E) INTANGIBLE ASSETS:**

As mentioned in Note 7 I), under Mexican GAAP, until January 1, 2003, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised Bulletin C-8, "Activos Intangibles" (Intangible Assets), went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP. In 2003 amortization of indefinite-lived intangible assets was discontinued for Mexican GAAP and in 2004 the amortization of goodwill was discontinued (see Note 7 I).

As a result of the adoption of SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In such case an impairment test would be performed between annual tests.

**F) RESTATEMENT OF IMPORTED EQUIPMENT:**

As explained in Note 7 G), under Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin and translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission ("SEC"), which require that all machinery and equipment, both domestic and imported, be restated using Mexican inflation factors.

**G) CAPITALIZATION OF THE INTEGRAL RESULT OF FINANCING:**

Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with SFAS No. 34, "Capitalization of Interest Cost," if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required for all assets that require a period of time to get them ready for their intended use. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in U.S. dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

**H) DERIVATIVE FINANCIAL INSTRUMENTS:**

As of January 1, 2005, in accordance with Mexican GAAP, as mentioned in Note 7 Q), the Company values and records all derivative financial instruments and hedging activities according to Bulletin C-10, "Instrumentos Financieros Derivados y Operaciones de Cobertura" (Derivative Financial Instruments and Hedging Activities), which establishes similar accounting treatment as described in SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities."

For purposes of SFAS No. 133, the Company elected not to designate its derivative financial instruments as hedges for accounting purposes, and accordingly, the entire effect of the mark-to market of those instruments entered into before December 31, 2000 was recognized in the income statement at January 1, 2001.

The effects of the initial application of Bulletin C-10 were already reflected in the U.S. GAAP financial statements for 2004. Therefore, the cumulative effect of the change in accounting principle is reconciled out of the amounts presented in the U.S. GAAP income statement for 2005.

**I) DEFERRED INCOME TAX AND EMPLOYEE PROFIT SHARING:**

The Company calculates its deferred income tax and employee profit sharing in accordance with SFAS No. 109, "Accounting for Income Taxes," for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

- Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income tax provision;
- Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income tax is applied; and
- The differences in start-up expenses, restatement of imported machinery and equipment, capitalization of financing costs, financial instruments and pension plan mentioned in Note 27 D), F), G), H) and J) generate a difference when calculating the deferred income tax under U.S. GAAP compared to that presented under Mexican GAAP (see Note 24 D).

As explained in Note 24 A), the 2005 employee profit sharing to be paid in 2006 will be deductible for income tax purposes in Mexico. This new deduction will reduce the payments of income tax in subsequent years. Therefore, the Company recorded a reduction to the deferred income tax liability under U.S. GAAP in the amount of Ps. 240.

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

| RECONCILIATION OF DEFERRED INCOME TAX, NET | | 2005 | | 2004 |
|---|---|---|---|---|
| Deferred income tax, net under Mexican GAAP | **Ps.** | **2,045** | Ps. | 2,797 |
| Deferred income tax of Coca-Cola FEMSA | | **227** | | 73 |
| U.S. GAAP adjustments: | | | | |
| Start-up expenses | | **(49)** | | (44) |
| Restatement of imported equipment | | **158** | | — |
| Capitalization of integral result of financing | | **107** | | 120 |
| Derivative financial instruments | | **—** | | (29) |
| Pension and retirement plans | | **(16)** | | 5 |
| Severance indemnities | | **(75)** | | — |
| Tax deduction for employee profit sharing | | **(240)** | | (307) |
| Total U.S. GAAP adjustments | | **(115)** | | (255) |
| Deferred income tax, net under U.S. GAAP | **Ps.** | **2,157** | Ps. | 2,615 |

The total deferred income tax under U.S. GAAP includes the corresponding current portion as of December 31, 2005 and 2004 of Ps. 936 and Ps. 1,558, respectively.

| CHANGES IN THE BALANCE OF DEFERRED INCOME TAX | | 2005 | | 2004 |
|---|---|---|---|---|
| Initial balance | **Ps.** | **2,615** | Ps. | 3,896 |
| Provision for the year | | **(323)** | | (807) |
| Derivative financial instruments | | **(106)** | | (1) |
| Additional labor liability over unrecognized net transition obligation | | **(18)** | | (29) |
| Change in the statutory income tax rate | | **(11)** | | (444) |
| Ending balance | **Ps.** | **2,157** | Ps. | 2,615 |

| RECONCILIATION OF DEFERRED EMPLOYEE PROFIT SHARING | | 2005 | | 2004 |
|---|---|---|---|---|
| Deferred employee profit sharing under Mexican GAAP | **Ps.** | **—** | Ps. | — |
| U.S. GAAP adjustments: | | | | |
| Allowance for doubtful accounts | | **(6)** | | (10) |
| Inventories | | **342** | | 487 |
| Prepaid expenses | | **32** | | 19 |
| Property, plant and equipment | | **755** | | 776 |
| Deferred charges | | **(83)** | | (52) |
| Capitalization of interest expense | | **38** | | 42 |
| Start-up expenses | | **(14)** | | (14) |
| Labor liabilities | | **(156)** | | (107) |
| Derivative financial instruments | | **5** | | — |
| Other reserves | | **(54)** | | (45) |
| Total U.S. GAAP adjustments | | **859** | | 1,096 |
| Deferred employee profit sharing under U.S. GAAP | **Ps.** | **859** | Ps. | 1,096 |

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion as of December 31, 2005 and 2004 of Ps. 373 and Ps. 496, respectively.

| CHANGES IN THE BALANCE OF DEFERRED EMPLOYEE PROFIT SHARING | | 2005 | | 2004 |
|---|---|---|---|---|
| Initial balance | **Ps.** | **1,096** | Ps. | 1,207 |
| Provision for the year | | **(231)** | | (102) |
| Additional labor liability over unrecognized net transition obligation | | **(6)** | | (9) |
| Ending balance | **Ps.** | **859** | Ps. | 1,096 |

**J) PENSION PLAN:**

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3 which is substantially the same as SFAS No. 87, "Employers' Accounting for Pensions," except for the initial year of application of both standards, which generates a difference in the unamortized net transition obligation and in the amortization expense.

In January 1997, as a result of the application of inflationary accounting, Mexican GAAP determined that labor obligations are non-monetary liabilities and required the application of real, instead of nominal, interest rates in actuarial calculations. These changes required recalculation of the accumulated transition obligation, and the difference in the transition obligation represents the sum of the actuarial gains or losses since the first year that labor obligations have been calculated.

The Company uses the same real interest rate for both U.S. GAAP and Mexican GAAP. As a result, the transition obligation has been recalculated and the difference is being amortized over the average life of employment (14 years) of the Company.

Under Mexican GAAP and U.S. GAAP, there is no difference in the liabilities for seniority premiums and postretirement medical benefits.

The Company has prepared a study of pension costs under U.S. GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 7 L).

The reconciliation of the net pension cost and pension liability is as follows:

| NET PENSION COST | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Net pension cost recorded under Mexican GAAP | **Ps.** | **243** | Ps. | 223 | Ps. | 179 |
| Net pension cost of Coca-Cola FEMSA | | **(64)** | | (48) | | (40) |
| U.S. GAAP adjustments: | | | | | | |
| Amortization of unrecognized transition obligations | | **1** | | 29 | | 19 |
| Net pension cost under U.S. GAAP | **Ps.** | **180** | Ps. | 204 | Ps. | 158 |

| PENSION LIABILITY | | **2005** | | 2004 |
|---|---|---|---|---|
| Pension liability under Mexican GAAP | **Ps.** | **1,636** | Ps. | 1,627 |
| Pension liability of Coca-Cola FEMSA | | **(575)** | | (611) |
| U.S. GAAP adjustments: | | | | |
| Unrecognized net transition obligation | | **56** | | (13) |
| Pension liability under U.S. GAAP | **Ps.** | **1,117** | Ps. | 1,003 |

**K) SEVERANCE INDEMNITIES:**

Under Mexican GAAP, as mentioned in Note 7 L), effective in 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112 "Employers' Accounting for Postemployment Benefits," which has been effective since 1994. The Company had not previously recorded an amount under U.S. GAAP as it believed that an obligation could not be reasonably quantified.

Beginning in 2005, the Company applies the same considerations as required by Mexican GAAP to recognize the severance indemnity liability for U.S. GAAP purposes. The cumulative effect of the severance obligation related to vested services has been recorded in the 2005 income statement since the effect is not considered to be quantitatively or qualiatively material to the Company's consolidated U.S. GAAP financial statements taken as a whole. The additional labor liability has not been recorded for U.S. GAAP purposes.

**L) MINORITY INTEREST:**

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders' equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The U.S. GAAP adjustments shown in Note 28 A) and B) are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders' equity.

The U.S. GAAP adjustments corresponding to FEMSA Cerveza's minority interest, includes amounts until the date of acquisition of the FEMSA Cerveza minority interest in 2004 (see Note 3):

| INCOME STATEMENT | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Restatement of imported machinery and equipment | **Ps.** | — | Ps. | — | Ps. | 7 |
| Capitalization of the integral result of financing | | — | | 5 | | 11 |
| Derivative financial instruments | | — | | 7 | | (32) |
| Deferred income tax | | — | | (11) | | (24) |
| Deferred employee profit sharing | | — | | (12) | | (41) |
| Net pension cost | | — | | 3 | | 2 |
| | **Ps.** | — | Ps. | (8) | Ps. | (77) |

**M) FEMSA'S MINORITY INTEREST ACQUISITION:**

In accordance with Mexican GAAP, the Company applied the entity theory to the acquisition of the minority interest by FEMSA in May 1998, through an exchange offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of minority interest are treated as an additional purchase cost and included in other expenses.

In accordance with U.S. GAAP, the acquisition of minority interest must be accounted under the purchase method, using the market value of shares received by FEMSA in the exchange offer to determine the cost of the acquisition of such minority interest and the related goodwill. Under U.S. GAAP, the direct out-of-pocket costs identified with the purchase of minority interest are treated as additional goodwill.

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest is as follows:

| | | |
|---|---|---|
| FEMSA Cerveza | Ps. | 9,818 |
| Coca-Cola FEMSA | | 4,403 |
| FEMSA Comercio | | 1,005 |
| Other Companies | | 849 |
| | Ps. | 16,075 |

**N) STATEMENT OF CASH FLOWS:**

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situación Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, "Statement of Cash Flows," which is presented in historical Mexican pesos, without the effects of inflation (see Note 27 O).

**O) FINANCIAL INFORMATION UNDER U.S. GAAP:**

| CONSOLIDATED BALANCE SHEETS | | 2005 | | 2004 |
|---|---|---|---|---|
| **ASSETS:** | | | | |
| Current Assets: | | | | |
| Cash and cash equivalents | Ps. | 6,182 | Ps. | 3,327 |
| Accounts receivable | | 2,755 | | 2,851 |
| Inventories | | 5,503 | | 5,591 |
| Recoverable taxes | | 344 | | 257 |
| Other current assets | | 568 | | 555 |
| Total current assets | | 15,352 | | 12,581 |
| Investments in shares: | | | | |
| Coca-Cola FEMSA | | 15,426 | | 13,823 |
| Other investments | | 318 | | 352 |
| Property, plant and equipment | | 25,984 | | 25,923 |
| Intangible assets | | 26,823 | | 26,870 |
| Other assets | | 7,432 | | 6,234 |
| **TOTAL ASSETS** | Ps. | 91,335 | Ps. | 85,783 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY:** | | | | |
| Current Liabilities: | | | | |
| Bank loans | Ps. | 45 | Ps. | 5,969 |
| Interest payable | | 76 | | 84 |
| Current maturities of long-term debt | | 410 | | 492 |
| Suppliers | | 4,716 | | 4,242 |
| Deferred tax liability | | 1,309 | | 2,053 |
| Taxes payable | | 1,034 | | 1,280 |
| Accounts payable, accrued expenses and other liabilities | | 1,847 | | 1,623 |
| Total current liabilities | | 9,437 | | 15,743 |
| Long-Term Liabilities: | | | | |
| Bank loans and notes payable | | 14,058 | | 15,055 |
| Deferred tax liability | | 1,717 | | 1,658 |
| Labor liabilities | | 1,746 | | 1,331 |
| Other liabilities | | 838 | | 225 |
| Total long-term liabilities | | 18,359 | | 18,269 |
| Total liabilities | | 27,796 | | 34,012 |
| Minority interest in consolidated subsidiaries | | 48 | | 52 |
| Stockholders' equity | | 63,491 | | 51,719 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | Ps. | 91,335 | Ps. | 85,783 |

| CONSOLIDATED INCOME STATEMENTS | | 2005 | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Net sales | **Ps.** | **58,084** | Ps. | 51,035 | Ps. | 45,987 |
| Other operating revenues | | **298** | | 426 | | 117 |
| Total revenues | | **58,382** | | 51,461 | | 46,104 |
| Cost of sales | | **33,895** | | 28,230 | | 25,171 |
| Gross profit | | **24,487** | | 23,231 | | 20,933 |
| Operating expenses: | | | | | | |
| Administrative | | **4,713** | | 4,234 | | 3,930 |
| Selling | | **13,373** | | 13,429 | | 12,021 |
| | | **18,086** | | 17,663 | | 15,951 |
| Income from operations | | **6,401** | | 5,568 | | 4,982 |
| Integral result of financing: | | | | | | |
| Interest expense | | **(1,947)** | | (1,223) | | (862) |
| Interest income | | **358** | | 284 | | 508 |
| Foreign exchange gain (loss) | | **135** | | 24 | | (548) |
| Gain on monetary position | | **264** | | 462 | | 90 |
| | | **(1,190)** | | (453) | | (812) |
| Other income (expenses), net | | **(87)** | | 88 | | 215 |
| Income before income tax and tax on assets | | **5,124** | | 5,203 | | 4,385 |
| Income tax and tax on assets | | **1,868** | | 694 | | 1,636 |
| Income before minority interest and participation in affiliated companies | | **3,256** | | 4,509 | | 2,749 |
| Minority interest in results of consolidated subsidiaries | | **—** | | (485) | | (397) |
| Participation in affiliated companies: | | | | | | |
| Coca-Cola FEMSA | | **2,035** | | 2,720 | | 1,170 |
| Other affiliated companies | | **42** | | 65 | | 33 |
| | | **2,077** | | 2,785 | | 1,203 |
| Net income | **Ps.** | **5,333** | Ps. | 6,809 | Ps. | 3,555 |
| Other comprehensive income | | **(721)** | | (215) | | (837) |
| Comprehensive income | **Ps.** | **4,612** | Ps. | 6,594 | Ps. | 2,718 |
| Net income per share (constant Mexican pesos): | | | | | | |
| Per Series "B" share | **Ps.** | **0.84** | Ps. | 1.15 | Ps. | 0.60 |
| Per Series "D" share | | **1.04** | | 1.43 | | 0.75 |

| CONSOLIDATED CASH FLOWS [1] | | 2005 | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Cash flows from operating activities: | | | | | | |
| Net income | **Ps.** | **5,333** | Ps. | 6,809 | Ps. | 3,555 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | | | | |
| Minority interest | | **—** | | 485 | | 397 |
| Inflation effect | | **(90)** | | (374) | | (211) |
| Depreciation | | **1,930** | | 1,776 | | 1,712 |
| Amortization | | **1,998** | | 1,919 | | 1,691 |
| Participation in affiliated companies | | **(2,077)** | | (2,695) | | (1,006) |
| Deferred income taxes | | **(95)** | | (605) | | (235) |
| Other non-cash charges | | **586** | | 274 | | 890 |
| Changes in operating assets and liabilities: | | | | | | |
| Working capital investment | | **359** | | (733) | | (725) |
| Recoverable taxes, net | | **(547)** | | (691) | | 954 |
| Interest payable | | **(5)** | | 56 | | (50) |
| Labor obligations | | **(168)** | | 306 | | (28) |
| Net cash flows provided by operating activities | | **7,224** | | 6,527 | | 6,944 |
| Cash flows from investing activities: | | | | | | |
| Investment in shares | | **(138)** | | — | | — |
| Property, plant and equipment | | **(2,169)** | | (1,798) | | (2,584) |
| Acquisition of FEMSA Cerveza minority interest | | **—** | | (14,694) | | — |
| Capital contribution to Coca-Cola FEMSA | | **—** | | — | | (2,786) |
| Other assets | | **(2,921)** | | (2,415) | | (2,745) |
| Net cash flows used in investing activities | | **(5,228)** | | (18,907) | | (8,115) |
| Cash flows from financing activities: | | | | | | |
| Bank loans | | **(5,966)** | | 11,514 | | (1,376) |
| Increase in capital stock | | **7,644** | | — | | — |
| Dividends declared and paid | | **(660)** | | (531) | | (1,043) |
| Dividends received from Coca-Cola FEMSA | | **283** | | 238 | | — |
| Other financing activities | | **(335)** | | (571) | | 101 |
| Net cash flows provided by (used in) financing activities | | **966** | | 10,650 | | (2,318) |
| Cash and cash equivalents: | | | | | | |
| Net decrease | | **2,962** | | (1,730) | | (3,489) |
| Initial balance | | **3,220** | | 4,950 | | 8,439 |
| Ending balance | **Ps.** | **6,182** | Ps. | 3,220 | Ps. | 4,950 |
| Supplemental cash flow information: | | | | | | |
| Interest paid | **Ps.** | **2,033** | Ps. | 1,153 | Ps. | 947 |
| Income tax and tax on assets paid | | **2,150** | | 2,130 | | 1,026 |

*(1) Expressed in millions of historical Mexican pesos.*

| CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY | | 2005 | | 2004 |
|---|---|---|---|---|
| Stockholders' equity at the beginning of the year | **Ps.** | **51,719** | Ps. | 45,694 |
| Increase in capital stock | | **7,837** | | — |
| Dividends declared and paid | | **(677)** | | (569) |
| Other comprehensive income: | | | | |
| Participation in Coca-Cola FEMSA | | **274** | | 185 |
| Derivative financial instruments | | **(551)** | | 111 |
| Additional labor liability over unrecognized net transition obligation | | **(39)** | | (7) |
| Result of holding non-monetary assets | | **(405)** | | (504) |
| Other comprehensive income | | **(721)** | | (215) |
| Net income | | **5,333** | | 6,809 |
| Stockholders' equity at the end of the year | **Ps.** | **63,491** | Ps. | 51,719 |

## NOTE 28. RECONCILIATION OF MEXICAN GAAP TO U.S. GAAP.

### A) RECONCILIATION OF NET INCOME:

| | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Net majority income under Mexican GAAP | **Ps.** | **5,549** | Ps. | 6,027 | Ps. | 3,408 |
| U.S. GAAP adjustments: | | | | | | |
| Participation in Coca-Cola FEMSA (Note 27 A) | | **(60)** | | 168 | | (35) |
| Start-up expenses (Note 27 D) | | **(20)** | | (25) | | (29) |
| Intangible assets and goodwill (Note 27 E) | | — | | 14 | | 15 |
| Restatement of imported machinery and equipment (Note 27 F) | | **(27)** | | (13) | | (124) |
| Capitalization of the integral result of financing (Note 27 G) | | **(42)** | | (24) | | (20) |
| Derivative financial instruments (Note 27 H) | | **97** | | 74 | | 141 |
| Deferred income taxes (Note 27 I) | | **(136)** | | 523 | | 107 |
| Deferred employee profit sharing (Note 27 I) | | **231** | | 102 | | 188 |
| Pension plan (Note 27 J) | | **(1)** | | (29) | | (19) |
| Severance indemnities (Note 27 K) | | **(258)** | | — | | — |
| Minority interest (Note 27 L) | | — | | (8) | | (77) |
| Total U.S. GAAP adjustments | | **(216)** | | 782 | | 147 |
| Net income under U.S. GAAP | **Ps.** | **5,333** | Ps. | 6,809 | Ps. | 3,555 |

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

### B) RECONCILIATION OF STOCKHOLDERS' EQUITY:

| | | **2005** | | 2004 |
|---|---|---|---|---|
| Majority stockholders' equity under Mexican GAAP | **Ps.** | **47,851** | Ps. | 36,660 |
| U.S. GAAP adjustments: | | | | |
| Participation in Coca-Cola FEMSA (Note 27 A) | | **(8)** | | (222) |
| Start-up expenses (Note 27 D) | | **(169)** | | (149) |
| Intangible assets and goodwill (Note 27 E) | | **50** | | 50 |
| Restatement of imported machinery and equipment (Note 27 F) | | **563** | | 1 |
| Capitalization of the integral result of financing (Note 27 G) | | **381** | | 423 |
| Derivative financial instruments (Note 27 H) | | — | | (97) |
| Deferred income taxes (Note 27 I) | | **115** | | 255 |
| Deferred employee profit sharing (Note 27 I) | | **(859)** | | (1,096) |
| Pension plan (Note 27 J) | | **(56)** | | 13 |
| Severance indemnities (Note 27 K) | | **(258)** | | — |
| FEMSA's minority interest acquisition (Note 27 M) | | **15,881** | | 15,881 |
| Total U.S. GAAP adjustments | | **15,640** | | 15,059 |
| Stockholders' equity under U.S. GAAP | **Ps.** | **63,491** | Ps. | 51,719 |

### C) RECONCILIATION OF COMPREHENSIVE INCOME:

| | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Majority comprehensive income under Mexican GAAP | **Ps.** | **4,031** | Ps. | 6,044 | Ps. | 3,647 |
| U.S. GAAP adjustments: | | | | | | |
| Net income (Note 28 A) | | **(216)** | | 782 | | 147 |
| Derivative financial instruments | | **(111)** | | 111 | | (420) |
| Result of holding non-monetary assets | | **908** | | (343) | | (656) |
| Comprehensive income under U.S. GAAP | **Ps.** | **4,612** | Ps. | 6,594 | Ps. | 2,718 |

## NOTE 29. FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT.

**A) MEXICAN GAAP:**

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins on Mexican GAAP and circulars issued by the IMCP was transferred to the CINIF, who subsequently renamed standards of Mexican GAAP as "Normas de Información Financiera" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of the CINIF is to attain greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The Conceptual Framework is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The most significant changes established by these standards are as follows:

- In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.
- NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity's activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.
- NIF A-7, requires the presentation of comparative financial statements for at least with the preceding period. Through December 31, 2004, the presentation of prior years' financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.
- NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

The Company will adopt these new standards in its financial information, beginning January 1, 2006 and does not anticipate any significant impact on its consolidated financial position or results of operations.

**B) U.S. GAAP:**

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. The Company does not anticipate that these new standards will have a significant impact on its consolidated financial position or results of operations.

- **"Share-Based Payments," or SFAS No. 123(R)**

  This Statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123(R) will be effective for the fiscal year ending December 31, 2006. The Company does not grant stock options to employees.

- **"Inventory Costs," or SFAS No. 151**

  SFAS No. 151 is an amendment to Accounting Research Bulletin No. 43. This statement clarifies that the abnormal amounts of the idle capacity expense, freight, handling costs and wasted materials should be recognized as current period charges and requires the allocation of fixed production overhead cost to inventory based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company will adopt this accounting standard on January 1, 2006.

- **"Exchanges of Nonmonetary Assets—An Amendment of Accounting Principles Board Opinion No. 29," or SFAS No. 153**

  In December 2004, the FASB issued SFAS No. 153, which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.

  SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will adopt this accounting standard on January 1, 2006.

- **"Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3," or SFAS No. 154**

  In May 2005, the FASB issued SFAS No. 154. This statement replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting a change in accounting principle. This statement applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires "retrospective application" to prior periods' financial statements of changes in accounting principle instead of recognize voluntary changes in accounting principle by including in net income of the period the change of the cumulative effect refer to a new pronouncement. This guidance should be applied for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

- **EITF Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights," or EITF 96-16**

  On June 2005, the Task Force agreed to amend Item 4 of the Protective Rights section of this consensus as well as Example 1 of Exhibit 96-16A to be consistent with the consensus reached in Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a limited Partnership Rights." EITF 96-16 Item 4 specifies that the acquisitions or dispositions of assets that are not expected to be undertaken in the ordinary course of the business is considered as a protective right and this does not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. This amendment should be applied to new investments and to investment agreements that are modified after June 29, 2005. The consensus of this amendment to EITF 96-16, does not change the Company's current equity method accounting for its investment in Coca-Cola FEMSA in its U.S. GAAP consolidated financial statement.

- **EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or EITF 03-01**
  On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FASB Staff Position (FSP) addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting consideration subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations" and APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." The Company will adopt the recognition and measurement guidance of EITF 03-1 in 2006, when applicable.

- **EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty," or EITF 04-13**
  On September 2005, the Board ratified the consensus reached by the Task Force regarding EITF 04-13. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction with the scope of APB Opinion No. 29 "Accounting for Nonmonetary Transactions." The Task Force reached a consensus that nonmonetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered as an exchange transaction to facilitate sales customers as described in APB Opinion No. 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other nonmonetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force agreed that this consensus should be applied to transactions completed in reporting periods beginning after March 2006. The Company will adopt this guidance in 2006.

- **EITF Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased After Lease Inception or Acquired in a Business Combination," or EITF 05-6**
  On June 2005, the Task Force reached a consensus on EITF Issue No. 05-6. This guidance determines that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease period and renewals that are deemed to be reasonably assured at the date of acquisition. The Task Force also agreed that leasehold improvements that are placed in service significantly after and not contemplated at or near beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvement are purchased. This consensus should be applied to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005.

- **FSP FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period," or FSP FAS 13-1**
  On October, 2005 the Board addressed that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore rental costs associated with ground or building operating leases that are incurred during construction period shall be recognized as rental expense. This guidance shall be applied to the first reporting period beginning after December 15, 2005. Currently, for U.S. GAAP purposes, the Company records rental expenses in the income statement as incurred.

### NOTE 30. SUBSEQUENT EVENTS.

On January 16, 2006, FEMSA Cerveza indirectly acquired a controlling stake in Cervejarías Kaiser Brasil, S.A. ("Kaiser") from Molson, Inc. ("Molson"). FEMSA Cerveza indirectly acquired an ownership interest of 68% of the equity of Kaiser for $68, using cash on hand. Molson retains 15% ownership, and Heineken, NV will maintain its current 17% stake.

FEMSA Cerveza assumed Kaiser's existing financial debt, which totaled approximately $60, and has received certain indemnity provisions from Molson for the potential payment contingent liabilities and claims.

The acquisition will be accounted for by the purchase method which values the total assets acquired and its debt at market value. The Company does not expect to recognize goodwill as a result of this transaction.

**FEMSA Corporate Offices**
General Anaya No. 601 Pte.
Col. Bella Vista
Monterrey, Nuevo León
México, C.P. 64410
Phone: (52) 81 8328-6000
Fax: (52) 81 8328-6080

**Coca-Cola FEMSA**
**MÉXICO**
Guillermo González Camarena No. 600
Centro Cd. Santa Fé
Delegación Álvaro Obregón
Mexico City, C.P. 01210
Phone: (52) 55 5081-5100
Fax: (52) 55 5292-3474

**LATINCENTRO**
150 mts. Este de la Guardia Rural
Calle Blancos, Guadalupe
San José, Costa Rica
Phone: (506) 247-2000
Fax: (506) 247-2061

**MERCOSUR**
Av. Eng. Alberto de Zagottis No. 352
São Paulo, Brazil
Cep. 04675
Phone: (55) 11 2702-5500
Fax: (55) 11 2102-5554

**FEMSA Cerveza**
Ave. Alfonso Reyes No. 2202 Nte.
Col. Bella Vista
Monterrey, Nuevo León
México, C.P. 64442
Phone: (52) 81 8328-5000
Fax: (52) 81 8328-5013

**FEMSA Comercio (OXXO)**
Edison No. 1235 Nte.
Col. Talleres
Monterrey, Nuevo León
México, C.P. 64480
Phone: (52) 81 8389-2121
Fax: (52) 81 8389- 2144

**FEMSA Insumos Estratégicos**
General Anaya No. 601 Pte.
Col. Bella Vista
Monterrey, Nuevo León
México, C.P. 64410
Phone: (52) 81 8328-6600
Fax: (52) 81 8328-6601

# CONTACT INFORMATION


### CORPORATE HEADQUARTERS
FEMSA
General Anaya 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León
Mexico, C.P. 64410
Phone: (52) 81 8328-6000

### GENERAL COUNSEL
Carlos E. Aldrete
General Anaya 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León
Mexico, C.P. 64410
Phone: (52) 81 8328-6180

### INDEPENDENT ACCOUNTANTS
Deloitte
Represented by Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Lázaro Cárdenas 2321 Pte.
Residencial San Agustín
Garza García, Nuevo León
Mexico, C.P. 66220
Phone: (52) 81 8133-7300


### STOCK EXCHANGE AND SYMBOL
Fomento Económico Mexicano, S.A. de C.V. stock trades on the Bolsa Mexicana de Valores (BMV) in the form of units under the symbols FEMSA UBD and FEMSA UB. The FEMSA UBD units also trade on The New York Stock Exchange, Inc. (NYSE) in the form of ADRs under the symbol FMX.


### DEPOSITORY BANK AND REGISTRAR
The Bank of New York
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Phone: 1 (888) BNY-ADRS
(269-2377)
Phone: 1 (610) 382-7835
e-mail: shareowner-svcs@bankofny.com

### INVESTOR RELATIONS
Alan Alanís
Emily Klingbeil
Phone: (52) 81 8328-6167
Fax: (52) 81 8328-6080
e-mail: investor@femsa.com.mx

### CORPORATE COMMUNICATION
Jaime Toussaint
Carolina Alvear
Phone: (52) 81 8328-6148
Fax: (52) 81 8328-6117
e-mail: comunicacion@femsa.com


### FOR MORE INFORMATION, VISIT US AT:
www.femsa.com
www.femsa.com/investor

 This annual report is printed on recycled paper.

**FEMSA**

Apartado Postal 2001, Monterrey, N.L., México, 64410

www.femsa.com investor@femsa.com.mx

FMX LISTED NYSE




FEMSAUBD

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2006

Fomento Económico Mexicano, S.A. de C.V.





By: ________________________
Name: Javier Astaburuaga Sanjines
Title: Chief Financial Officer